
05062813

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Wauwatosa Holdings, Inc.	**0001329517**
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Exhibit 99.3.2 to Form S-1	**333-125715**
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wauwatosa, State of Wisconsin, on August 3, 2005.

Wauwatosa Holdings, Inc.
(Registrant)

By: [signature]
(Name and Title)

Donald J. Stephens, President and Chief Executive Officer of Wauwatosa Savings Bank and proposed President and Chief Executive Officer of Wauwatosa Holdings, Inc.

QBMKE\940779.00002\5750083.2

Exhibit 99.3.2


SEC MAIL
PROCESSING
RECEIVED
AUG 0 4 2005
WASH, D.C.
190
SECTION

PRO FORMA VALUATION UPDATE REPORT
MUTUAL HOLDING COMPANY
STOCK OFFERING

WAUWATOSA SAVINGS BANK
Wauwatosa, Wisconsin

Dated As Of:
July 22, 2005

Prepared By:

RP® Financial, LC.
1700 North Moore Street
Suite 2210
Arlington, Virginia 22209

RP FINANCIAL, LC.

Financial Services Industry Consultants

July 22, 2005

Board of Directors
Wauwatosa Savings Bank
West Plank Road
Wauwatosa, Wisconsin 53226

Members of the Board of Directors:

We have completed and hereby provide an updated appraisal of the estimated pro forma market value of the common stock that has been offered in connection with the mutual-to-stock conversion transaction described below.

This updated appraisal is furnished pursuant to the conversion regulations promulgated by the promulgated by the Wisconsin Department of Financial Institutions (the "Department"), the Federal Deposit Insurance Corporation ("FDIC") and the Federal Reserve Board ("FRB"). This updated appraisal has been prepared in accordance with the written valuation guidelines promulgated by the Office of Thrift Supervision ("OTS"). Specifically, this updated appraisal has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" as set forth by the OTS, and applicable regulatory interpretations thereof. Such valuation guidelines are relied upon by the previously referenced agencies in evaluating conversion appraisals in the absence of such specific written valuation guidelines separately issued by the respective agencies. Our original appraisal report, dated May 20, 2005 (the "original appraisal") is incorporated herein by reference. As in the preparation of our original appraisal, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.

The Board of Directors of Wauwatosa Savings Bank ("Wauwatosa Savings" or the "Bank") has adopted a plan of reorganization pursuant to which Wauwatosa Savings will reorganize into a mutual holding company structure. As part of the reorganization, Wauwatosa Savings will become a wholly-owned subsidiary of Wauwatosa Holdings, Inc. ("Wauwatosa Holdings" or the "Company"), a Wisconsin corporation, and Wauwatosa Holdings will issue a majority of its common stock to Lamplighter Financial, MHC (the "MHC") a Wisconsin-chartered mutual holding company, and sell a minority of its common stock to the public. It is anticipated that the public shares will be offered in a subscription offering to the Bank's Eligible Account Holders, Tax-Qualified Employee Plans including the employee stock ownership plan (the "ESOP"), Supplemental Eligible Account Holders, Other Members and Directors, Officers and Employees, as such terms are defined for purposes of applicable federal regulatory requirements governing mutual-to-stock conversions. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale in a community offering. In addition, the reorganization provides for a

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210

Telephone: (703) 528-1700
Fax No.: (703) 528-1788

stock contribution to be made to the Waukesha County Community Foundation (the "Foundation"), which is a donor advised fund that the Bank is currently a participant in. The

The Foundation will be funded with stock equal to 5.5% of the stock sold in the public offering. The total shares offered for sale to the public and issued to the Foundation will constitute a minority of the Company's stock (49.0% or less).

The aggregate amount of stock sold by the Company cannot exceed the appraised value of the Bank. Immediately following the offering, the primary assets of the Company will be the capital stock of the Bank and the net offering proceeds remaining after contributing proceeds to the Bank in exchange for 100% of the capital stock of the Bank. The Company will contribute at least 50% of the net offering proceeds in exchange for the Bank's capital stock. The remaining net offering proceeds, retained at the Company, will be used to fund a loan to the ESOP and as general working capital.

This updated appraisal reviews stock market conditions since the date of the original appraisal, including stock market conditions for recent mutual holding company offerings.

The estimated pro forma market value is defined as the price at which the Company's common stock, immediately upon completion of the public stock offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof. RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.

Discussion of Relevant Considerations

1. Stock Market Conditions

Since the date of the original appraisal, the performance of the overall stock market has been mixed. The broader stock market generally moved higher in late-May 2005, as oil prices dropped and the economy showed signs of sustaining growth with low inflation following an upward revision in GDP growth for the first quarter while an accompanying inflation measure remained unrevised. The positive trend in the broader stock market was sustained through the first half of June, fueled by economic data which showed steady growth and mild inflation. After moving to a three month high in mid-June, stocks declined at the end of the second quarter on continued worries over oil prices, slowing economic growth and the Federal Reserve's plans for raising interest rates further. The broader stock market rebounded at the start of the third quarter, as investors reacted favorably to falling oil prices and job growth reflected in the June employment data. Favorable inflation data for June and some positive third quarter earnings reports sustained the rally into the latter part of July. On July 22, 2005, the Dow Jones Industrial Average closed at 10651.18 or 1.7% higher since the date of the original appraisal and the NASDAQ closed at 2179.74 or 6.5% higher since the date of the original appraisal.

Stock market activity for thrift issues has also been mixed since the date of the original appraisal. Tame inflation data in the revised first quarter GDP report provided a boost to thrift stocks in late-May 2005. A weak employment report for May 2005 and concerns of an inverted yield curve provided for a mild pull back in thrift issues in early-June. Thrift stocks strengthened in mid-June, supported by a decline in the May consumer price index which served to calm inflation fears. Stocks in general also moved higher in mid-June on news that consumer confidence was up in June, reflecting the impact of a decline in the national unemployment rate and lower gasoline prices. Thrift stocks traded in a narrow range at the end of the second quarter, outperforming the broader market as acquisition activity in the financial services sector largely offset factors that were negatively impacting stocks in general such as higher oil prices. Strength in the broader stock market and some positive second quarter earnings reports in the thrift sector supported a positive trend in thrift stocks through the first three weeks of July. On July 22, 2005, the SNL Index for all publicly-traded thrifts closed at 1,651.6, an increase of 6.1% since the date of the original appraisal. The SNL MHC Index closed at 3,009.6 on July 22, 2005, an increase of 9.2% since the date of the original appraisal.

Similar to the performance of the SNL Index for all publicly-traded thrifts, the updated pricing measures for the Peer Group and all publicly-traded thrifts increased since the date of the original appraisal. The comparatively higher increase reflected for the change in the Peer Group's P/E multiple on a reported earnings basis was mostly attributable to one of the Peer Group companies going from a not meaningful ("NM") P/E multiple in the original appraisal to a 37.90 times P/E multiple as of the date of this update. The Peer Group's updated fully-converted pricing measures continued to reflect higher P/E multiples and lower P/B ratios than indicated for the comparable averages for all publicly-traded thrifts. Since the date of the original appraisal, eight out of the ten Peer Group companies were trading at higher prices as of July 22, 2005. A comparative pricing analysis of all publicly-traded thrifts, the Peer Group and recent conversions is shown in the following table, based on market prices as of May 20, 2005 and July 22, 2005. The Peer Group's pricing measures reflect implied pricing ratios on a fully-converted basis.

Average Pricing Characteristics

	At May 20, 2005	At July 22, 2005	% Change
Peer Group(1)			
Price/Earnings (x)	26.70x	29.32x	9.8%
Price/Core Earnings (x)	30.39	31.05	2.2
Price/Book (%)	93.36%	94.80%	1.5
Price/Tangible Book(%)	96.47	98.03	1.6
Price/Assets (%)	24.22	24.64	1.7
Market Value	$184.63	$193.07	4.6
All Publicly-Traded Thrifts			
Price/Earnings (x)	19.48x	19.65x	0.9%
Price/Core Earnings (x)	20.43	20.60	0.8
Price/Book (%)	151.63%	157.21%	3.7
Price/Tangible Book(%)	169.51	172.27	1.6
Price/Assets (%)	16.54	17.37	5.0
Market Value	$379.13	$431.13	13.7
Recent Conversions(2)			
Price/Core Earnings (x)	36.47x	28.05x	(23.1)%
Price/Tangible Book (%)	106.73%	122.47%	14.7%

(1) Pricing ratios for the Peer Group are on a fully converted basis.
(2) Ratios are based on conversions completed for prior three months.

As set forth in the original appraisal, the "new issue" market is separate and distinct from the market for seasoned issues like the Peer Group companies in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between the pricing of converting and existing issues is perhaps most evident in the case of the price/book ("P/B") ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value, whereas in the current market for existing thrifts the P/B ratio often reflects a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

As shown in Table 1, one standard conversion, one second-step conversion and six mutual holding company offerings were completed during the past three months. The mutual holding company offerings are considered to be more relevant for purposes of our analysis. In

Table 1
Pricing Characteristics and After-Market Trends
Recent Conversions Completed (Last Three Months)

Institutional Information				Pre-Conversion Data: Financial Info.		Pre-Conversion Data: Asset Quality		Offering Information				Contribution to Charitable Found.		Insider Purchases: Benefit Plans		Insider Purchases	Initial	Pro Forma Data: Pricing Ratios(3)			Pro Forma Data: Financial Charac.				Post-IPO Pricing Trends: Closing Price:					
tution	ST.	Conversion Date	Ticker	Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Res. Cov. (%)	Gross Proc. ($Mil.)	% Offered (%)	% of Mid. (%)	Exp./ Proc. (%)	Form	% of Offering (%)	ESOP (%)	Recog Plans (%)	Mgmt.& Dirs. (%)(2)	Dividend Yield (%)	P/TB (%)	Core P/E (x)	P/A (%)	Core ROA (%)	TE/A (%)	Core ROE (%)	IPO Price ($)	First Trading Day ($)	% Change (%)	After First Week(4) ($)	% Change (%)	After First Month(5) ($)	% Change (%)
ndard Conversions																														
kFinancial Corp.*	IL	6/24/05	BFIN-NASDAQ	$ 1,493	6.36%	0.44%	169%	$ 244.7	100%	132%	1.4%	N.A	N.A	8.0%	4.0%	1.6%	0.00%	85.5%	34.3x	14.4%	0.4x	16.8%	2.5x	$10.00	$13.60	36.0%	$13.40	34.0%	$13.60	36.0%
Averages - Standard Conversions:				$ 1,493	6.36%	0.44%	169%	$ 244.7	100%	132%	1.4%	N.A.	N.A.	8.0%	4.0%	1.6%	0.00%	85.5%	34.3x	14.4%	42.0%	16.8%	250.0%	$10.00	$13.60	36.0%	$13.40	34.0%	$13.60	36.0%
Medians - Standard Conversions:				$ 1,493	6.36%	0.44%	169%	$ 244.7	100%	132%	1.4%	N.A.	N.A.	8.0%	4.0%	1.6%	0.00%	85.5%	34.3x	14.4%	42.0%	16.8%	250.0%	$10.00	$13.60	36.0%	$13.40	34.0%	$13.60	36.0%
:ond Step Conversions																														
Ison City Bancorp, Inc.*	NJ	6/7/05	HCBK-NASDAQ	$21,131	7.50%	0.11%	126%	$ 3,929.8	66%	92%	3.2%	N.A	N.A	4.0%	8.0%	0.4%	2.40%	121.5%	21.2x	24.4%	1.2%	20.1%	5.7%	$10.00	$10.96	9.6%	$11.08	10.8%	$11.59	15.9%
Averages - Second Step Conversions:				$21,131	7.50%	0.11%	126%	$ 3,929.8	66%	92%	3.2%	NA	NA	4.0%	8.0%	0.4%	2.40%	121.5%	21.2x	24.4%	1.2%	20.1%	5.7%	$10.00	$10.96	9.6%	$11.08	10.8%	$11.59	15.9%
Medians - Second Step Conversions:				$21,131	7.50%	0.11%	126%	$ 3,929.8	66%	92%	3.2%	NA	NA	4.0%	8.0%	0.4%	2.40%	121.5%	21.2x	24.4%	1.2%	20.1%	5.7%	$10.00	$10.96	9.6%	$11.08	10.8%	$11.59	15.9%
tual Holding Company Conversions																														
awa Savings Bancorp, Inc. (1)	IL	7/14/05	OTTW-OTCBB	$ 173	6.26%	0.42%	92%	$ 10.0	45%	86%	9.8%	N.A	N.A	8.7%	4.4%	11.7%	0.00%	75.9%	NM	11.6%	-0.1%	10.2%	-0.7%	$10.00	$10.40	4.0%	$10.50	5.0%	$10.25	2.5%
ted Financial Bancorp, Inc.*	MA	7/13/05	UBNK-NASDAQ	$ 796	7.85%	0.49%	152%	$ 76.7	47%	132%	2.2%	Stk.	4.3%	8.0%	4.2%	2.1%	0.00%	82.3%	27.4x	18.3%	0.7%	15.0%	4.6%	$10.00	$11.75	17.5%	$11.60	16.0%	$11.85	18.5%
'itage Financial Group	GA	6/30/05	HBOS-NASDAQ	$ 348	11.28%	0.15%	742%	$ 33.7	30%	132%	3.6%	N.A	N.A	13.1%	6.5%	4.6%	2.00%	82.7%	31.9x	25.3%	0.8%	17.4%	4.7%	$10.00	$10.75	7.5%	$10.75	7.5%	$10.86	8.6%
onial Bancshares, Inc.*	NJ	6/30/05	COBK-NASDAQ	$ 296	5.59%	0.05%	686%	$ 20.8	46%	122%	4.0%	N.A	N.A	8.0%	4.3%	6.3%	0.00%	82.2%	24.4x	13.5%	0.6%	10.8%	5.4%	$10.00	$10.60	6.0%	$10.99	9.9%	$10.80	8.0%
rth Penn Bancorp, Inc. (1)	PA	6/2/05	NPEN-OTCBB	$ 93	8.33%	1.46%	69%	$ 6.4	44%	85%	8.0%	C/S	1.6%/4.4%	8.4%	4.2%	8.9%	0.00%	73.6%	42.0x	13.8%	0.4%	13.0%	2.8%	$10.00	$11.00	10.0%	$10.25	2.5%	$10.15	1.5%
ckville Financial, Inc.(1)	CT	5/23/05	RCKB-NASDAQ	$ 890	7.70%	0.29%	266%	$ 83.6	43%	115%	2.4%	S	4.7%	8.4%	4.2%	4.4%	0.00%	83.4%	55.4x	18.4%	0.4%	14.6%	2.4%	$10.00	$10.48	4.8%	$11.05	10.5%	$12.00	20.0%
Averages - Mutual Holding Company Conversions:				$ 433	7.84%	0.48%	334%	$ 38.5	42%	112%	5.0%	NA	NA	9.1%	4.6%	6.3%	0.33%	80.0%	36.2x	16.8%	0.5%	13.5%	3.2%	$10.00	$10.83	8.3%	$10.86	8.6%	$10.99	9.9%
Medians - Mutual Holding Company Conversions:				$ 322	7.78%	0.36%	209%	$ 27.3	45%	119%	3.8%	NA	NA	8.4%	4.2%	5.5%	0.00%	82.2%	31.9x	16.0%	0.5%	13.8%	3.7%	$10.00	$10.68	6.8%	$10.87	8.7%	$10.83	8.3%
Averages - All Conversions:				$ 3,153	7.61%	0.43%	288%	$550.7	53%	112%	4.3%	NA	NA	8.3%	5.0%	5.0%	0.55%	85.9%	33.8x	17.5%	5.7%	14.7%	34.4%	$10.00	$11.19	11.9%	$11.20	12.0%	$11.39	13.9%
Medians - All Conversions:				$ 572	7.60%	0.36%	160%	$55.2	46%	119%	3.4%	NA	NA	8.2%	4.2%	4.5%	0.00%	82.5%	31.9x	16.3%	0.6%	14.8%	4.6%	$10.00	$10.86	8.6%	$11.02	10.2%	$11.23	12.3%

te: * - Appraisal performed by RP Financial; "NT" - Not Traded; "NA" - Not Applicable, Not Available; C/S-Cash/Stock.

Non-OTS regulated thrift.
As a percent of MHC offering for MHC transactions.
Does not take into account the adoption of SOP 93-6.
Latest price if offering is less than one week old.
(5) Latest price if offering is more than one week but less than one month old.
(6) Mutual holding company pro forma data on full conversion basis.
(7) Simultaneously completed acquisition of another financial institution.
(8) Simultaneously converted to a commercial bank charter.
(9) Former credit union.

July 22, 2005

the current market for recent MHC offerings, there has been a notable difference in investor interest between relatively large offerings with an active trading market and relatively small offerings with limited trading activity. In general, larger offerings have experienced stronger interest in their offerings and have outperformed the smaller offerings in post-conversion trading activity. For example, Ottawa Savings Bancorp of Illinois completed a $10.0 million offering in mid-July 2005 at slightly above the minimum of the valuation range and was trading 2.5% above its IPO price at July 22, 2005. Comparatively, United Financial Bancorp of Massachusetts completed a $76.7 million offering in mid-July at the top of the super range and was trading 18.5% above its IPO price on July 22, 2005. On a fully-converted basis, the average closing pro forma price/tangible book ratio of the recent MHC offerings equaled 80.0%. On average, the six recent MHC offerings reflected price appreciation of 8.6% after the first week of trading.

Shown in Table 2 are the current pricing ratios for the two companies that have completed fully-converted offerings during the past three months and are traded on NASDAQ or an Exchange. One of the offerings was a second-step conversion (Hudson City Bancorp), thereby placing an upward bias on the P/TB ratio. The current average P/TB ratio of the publicly-traded recent conversions equaled 122.47% compared to 106.73% at May 20, 2005.

Summary of Adjustments

In the original appraisal, we made the following adjustments to Wauwatosa Savings' pro forma value based upon our comparative analysis to the Peer Group:

Key Valuation Parameters:	PreviousValuation Adjustment
Financial Condition	Slight Downward
Profitability, Growth and Viability of Earnings	Slight Upward
Asset Growth	Slight Upward
Primary Market Area	Slight Downward
Dividends	Slight Downward
Liquidity of the Shares	No Adjustment
Marketing of the Issue	No Adjustment
Management	No Adjustment
Effect of Government Regulations and Regulatory Reform	No Adjustment

With the exception of marketing of the issue, there were no developments that led to a reconsideration of the valuation parameters since the date of the original appraisal. Accordingly, the only valuation parameter reconsidered herein was the marketing of the issue.

The general market for thrift stocks was higher compared to the date of the original appraisal, as indicated by the increases recorded in the SNL Index for all publicly-traded

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 2
Market Pricing Comparatives
Prices As of July 22, 2005

Financial Institution	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)							
	Price/ Share(1) ($)	Market Value ($Mil)	Core 12-Mth EPS(2) ($)	Book Value/ Share ($)	P/E (X)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (x)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
All Public Companies	20.07	431.13	0.97	13.17	19.65	157.21	17.37	172.27	20.60	0.44	2.15	33.31	2,647	11.18	0.49	0.75	7.77	0.72	6.99
Converted Last 3 Mths (no MHC)	12.69	3685.48	0.35	10.85	28.05	118.53	23.29	122.47	28.73	0.14	1.19	34.15	13,856	19.52	0.08	0.67	6.12	0.79	6.74
Comparable Group																			
Converted Last 3 Mths (no MHC)																			
BFIN BankFinancial Corp. of IL	13.60	332.74	0.29	12.54	NM	108.45	19.52	116.34	NM	0.00	0.00	0.00	1,705	18.00	NA	0.14	0.80	0.42	2.31
HCBK Hudson City Bancorp, Inc of NJ	11.78	7038.22	0.41	9.16	28.05	128.60	27.06	128.60	28.73	0.28	2.38	68.29	26,008	21.04	0.08	1.19	11.44	1.16	11.17

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

thrifts and the SNL MHC Index for all publicly-traded MHCs. The pricing measures for the Peer Group and all publicly-traded increased as well from the date of the original appraisal. Recent thrift offerings have generally been well received, particularly the larger offerings with relatively liquid and efficient trading markets. Accordingly, taking into account the market performance of all-publicly traded thrifts, the Peer Group and recently completed thrift offerings since the date of the original appraisal, the adjustment for marketing of the issue was revised from no adjustment to a slight upward valuation adjustment.

Overall, taking into account the foregoing factors, we believe that an increase in the Bank's estimated pro market value as set forth in the original appraisal is appropriate.

Basis of Valuation. Fully-Converted Pricing Ratios

Consistent with the original appraisal, to calculate the fully-converted pricing information for MHCs, the reported financial information for the Peer Group companies has been adjusted as follows: (1) all shares owned by the MHC are assumed to be sold at the current trading price in a second-step conversion; (2) the gross proceeds from such a sale are adjusted to reflect reasonable offering expenses and standard stock based benefit plan parameters that would be factored into a second-step conversion of MHC institutions; (3) net proceeds are assumed to be reinvested at market rates on an after-tax basis; and (4) the public ownership interest is adjusted to reflect the pro forma impact of the waived dividends pursuant to applicable regulatory policy. Book value per share and earnings per share figures for the Peer Group companies are adjusted by the impact of the assumed second-step conversion, resulting in an estimation of book value per share and earnings per share figures on a fully-converted basis. Table 3 on the following page shows the calculation of per share financial data (fully-converted basis) for each of the public MHC institutions that form the Peer Group.

Valuation Approaches

In applying the accepted valuation methodology promulgated by the regulatory agencies, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing Wauwatosa Savings' to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the conversion proceeds.

In computing the pro forma impact of the conversion and the related pricing ratios, the valuation parameters utilized in the original appraisal did not change in this update, except offering expenses for the MHC offering were revised to reflect the increase in commission expense resulting from the higher offering amounts throughout the valuation range.

Consistent with the original appraisal, this updated appraisal continues to be based primarily on fundamental analysis techniques applied to the Peer Group, including the P/E

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3
Calculation of Implied Per Share Data -- Incorporating MHC Second Step Conversion
Comparable Institution Analysis
For the Twelve Months Ended March 31, 2005

		Current Ownership			Current Per Share Data (MHC Ratios)					Impact of Second Step Conversion (4)				Pro Forma Per Share Data (Fully Converted)(4)					Pro Forma(5)	
		Total Shares (000)	Public Shares (000)	MHC Shares (000)	EPS ($)	Core EPS ($)	Book Value ($)	Tangible Book ($)	Assets ($)	Share Price ($)	Gross Procds(1) ($000)	Net Incr. Capital(2) ($000)	Net Incr. Income(3) ($000)	EPS ($)	Core EPS ($)	Book Value ($)	Tangible Book ($)	Assets ($)	Public Pct. (%)	Dilution (%)
Publicly-Traded MHC Institutions																				
ALLB	Alliance Bank MHC of PA (20.0)	3,441	688	2,753	0.53	0.52	10.00	10.00	112.71	21.61	66,321	63,290	762	0.69	0.68	26.00	26.00	120.08	18.3	-1.7
BCSB	BCSB Bankcorp MHC of MD (36.4)	5,901	2,146	3,755	0.12	0.15	7.04	6.60	133.94	14.00	52,570	45,210	489	0.20	0.23	14.70	14.26	141.60	36.4	0.0
CHEV	Cheviot Fin Cp MHC of OH(45.0)	9,919	4,463	5,456	0.25	0.25	7.83	7.83	28.35	11.75	64,108	55,133	597	0.31	0.31	13.39	13.39	33.91	45.0	0.0
CHFN	Charter Fincl MHC of GA (19.1)	19,604	3,746	15,858	0.49	0.34	13.19	12.89	54.61	34.82	552,176	474,871	5,139	0.75	0.60	37.41	37.11	78.83	19.1	0.0
CSBK	Clifton Svg Bp MHC of NJ(45.0)	30,530	13,739	16,791	0.17	0.18	6.65	6.65	27.58	10.70	179,664	154,511	1,672	0.22	0.23	11.71	11.71	32.64	45.0	0.0
GCBC	Green Co Bcrp MHC of NY (44.0)	4,129	1,825	2,304	0.73	0.73	7.63	7.63	71.03	18.34	42,255	36,340	393	0.83	0.83	16.43	16.43	79.83	44.2	0.0
KFED	K-Fed Bancorp MHC of CA (39.7)	14,702	5,840	8,862	0.31	0.30	6.31	6.00	41.89	12.58	111,484	95,876	1,037	0.38	0.37	12.83	12.52	48.41	39.7	0.0
ONFC	Oneida Fincl MHC of NY (43.9)	7,597	3,371	4,226	0.47	0.53	6.81	5.06	55.61	12.40	52,402	45,066	488	0.53	0.59	12.74	10.99	61.54	44.4	0.0
PBHC	Pathfinder BC MHC of NY (35.5)	2,453	870	1,583	0.50	0.31	8.54	6.74	125.81	14.01	22,178	19,073	206	0.58	0.39	16.32	14.52	133.59	35.5	0.0
WFD	Westfield Finl MHC of MA(43.7)	9,955	4,347	5,608	0.63	0.60	11.93	11.93	80.33	25.30	141,882	122,019	1,320	0.76	0.73	24.19	24.19	92.59	43.7	0.0

(1) Gross proceeds calculated as stock price multiplied by the number of shares owned by the mutual holding company (i.e., non-public shares).
(2) Net increase in capital reflects gross proceeds less offering expenses, contra-equity account for leveraged ESOP and deferred compensation account for restricted stock plan. For institutions with assets at the MHC level, the net increase in capital also includes consolidation of MHC assets with the capital of the institution concurrent with hypothetical second step.

Offering expense percent	2.00
ESOP percent purchase	8.00
Recognition plan percent	4.00

(3) Net increase in earnings reflects after-tax reinvestment income (assumes ESOP and recognition plan do not generate reinvestment income), less after-tax ESOP amortization and recognition plan vesting:

After-tax reinvestment	2.31
ESOP loan term (years)	10
Recog. plan vesting (yrs)	5
Effective tax rate	34.00

(4) Figures reflect adjustments to "non-grandfathered" companies to reflect dilutive impact of cumulative dividends waived by the MHC (reflect FDIC policy regarding waived dividends).
(5) Reflects pro forma ownership position of minority stockholders after taking into account the OTS and FDIC policies regarding waived dividends assuming a hypothetical second step. For OTS "grandfathered" companies, dilution reflects excess waived dividends and MHC assets. For all other companies, dilution reflects all waived dividends and MHC assets.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

approach, the P/B approach and the P/A approach. Also consistent with the original appraisal, this updated appraisal incorporates a "technical" analysis of recently completed conversion and MHC offerings, including principally the P/B approach which (as discussed in the original appraisal) is the most meaningful pricing ratio as the pro forma P/E ratios reflect an assumed reinvestment rate and do not yet reflect the actual use of proceeds.

The Bank will adopt Statement of Position ("SOP" 93-6) which will cause earnings per share computations to be based on shares issued and outstanding excluding shares owned by an ESOP where there is not a commitment to release such shares. For the purpose of preparing the pro forma pricing tables and exhibits, we have reflected all shares issued in the offering including shares purchased by the ESOP as outstanding to capture the full dilutive impact of such stock to the Bank's shareholders. However, we have considered the impact of the Bank's adoption of SOP 93-6 in the determination of pro forma market value.

Based on the foregoing, we have concluded that an increase in Wauwatosa Savings' value is appropriate. Therefore, as of July 22, 2005, the forma market value of Wauwatosa Savings' full conversion offering, taking into account the dilutive impact of the stock contribution to the Foundation, equaled $255,000,000 at the midpoint, equal to 25,500,000 shares at $10.00 per share.

1. P/E Approach. In applying the P/E approach, RP Financial's valuation conclusions considered both reported earnings and a recurring or "core" earnings base, that is, earnings adjusted to exclude any one time non-operating and extraordinary items, plus the estimated after tax-earnings benefit from reinvestment of net stock proceeds. The Bank's reported earnings equaled $9.202 million for the twelve months ended March 31, 2005. In deriving Wauwatosa Savings' core earnings, the adjustments made to reported earnings were to eliminate net gains on the sale of investments and other assets, which equaled $60,000 and $485,000, respectively, and to eliminate the one-time tax expense adjustment of $1.838 million. As shown below, on a tax effected basis, assuming an effective marginal tax rate of 36.5% for the gains on sale investments and other assets, the Bank's core earnings were determined to equal $10.694 million for the twelve months ended March 31, 2005. (Note: see Exhibit 2 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings).

	Amount ($000)
Net income	$9,202
Less: Gain on sale of land(1)	(308)
Less: Gain on sale of investments(1)	(38)
Add back: One time tax expense	1,838
Core earnings estimate	$10,694

(1) Tax effected at 36.5%.

Based on Wauwatosa Savings' reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Bank's reported and core P/E multiples (fully-converted basis) at the updated midpoint value of $255.0 million equaled 27.48 times and 23.68 times, respectively. The Bank's updated reported and core P/E multiples provided for discounts of 6.3% and 23.7% relative to the Peer Group's average reported and core P/E multiples of 29.32 times and 31.05 times, respectively (versus discounts of 7.1% and 29.7% relative to the Peer Group's average reported and core P/E multiples as indicated in the original appraisal). At the new super range value of $337.2 million, the Bank's reported and core P/E multiples equaled 36.25 times and 31.24 times, respectively. In comparison to the Peer Group's average reported and core P/E multiples, the Bank's P/E multiples at the top of the super range reflected premiums of 23.6% and 0.6% on a reported and core earnings basis, respectively. The Bank's implied conversion pricing ratios relative to the Peer Group's pricing ratios are indicated in Table 4, and the pro forma calculations are detailed in Exhibits 3 and 4.

On an MHC reported basis, the Bank's reported and core P/E multiples at the updated midpoint value of $255.0 million equaled 27.69 times and 23.83 times, respectively. The Bank's updated reported and core P/E multiples provided for a premium of 4.5% and a discount of 1.8% relative to the Peer Group's average reported and core P/E multiples of 26.51 times and 24.26 times, respectively (versus discounts of 21.9% and 34.8% relative to the Peer Group's average reported and core P/E multiples as indicated in the original appraisal). The Bank's implied MHC pricing ratios relative to the MHC pricing ratios for the Peer Group are indicated in Table 5, and the pro forma calculations are detailed in Exhibits 5 and 6.

2. P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, with the greater determinant of long term value being earnings. In applying the P/B approach, we considered both reported book value and tangible book value. Based on the $255.0 million updated midpoint value, the Bank's P/B and P/TB ratios (fully-converted basis) both equaled 74.74%. In comparison to the average P/B and P/TB ratios indicated for the Peer Group of 94.80% and 98.03%, respectively, Wauwatosa Savings' updated ratios were discounted by 21.2% and 23.8% (versus discounts of 23.1% and 25.6% from the Peer Group's P/B and P/TB ratios as indicated in the original appraisal). At the new super range value of $337.2 million, the Bank's P/B and P/TB ratios both equaled 82.40%. In comparison to the Peer Group's average P/B and P/TB ratios, the Bank's P/B and P/TB ratios at the top of the super range reflected discounts of 13.1% and 15.9%, respectively.

On an MHC reported basis, the Bank's P/B and P/TB ratios at the $255.0 million updated midpoint value both equaled 130.04%. In comparison to the average P/B and P/TB ratios indicated for the Peer Group of 198.79% and 212.43%, respectively, Wauwatosa Savings' updated ratios were discounted by 34.6% on a P/B basis and 38.8% on a P/TB basis (versus discounts of 37.4% and 41.5% from the Peer Group's P/B and P/TB ratios as indicated in the original appraisal).

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 4
MHC INSTITUTIONS -- IMPLIED PRICING RATIOS FULL CONVERSION BASIS
Wauwatosa Savings Bank and the Comparables
As of July 22, 2005

	Fully Converted Implied Value		Per Share (8)		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)						
																Reported		Core	
	Price/ Share(1) ($)	Implied Market Val(8) ($Mil)	Core 12-Mth EPS(2) ($)	Book Value/ Share ($)	P/E (X)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (X)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	ROA (%)	ROE (%)	ROA (%)	ROE (%)
Wauwatosa Savings Bank																			
Superrange	10.00	337.24	0.32	12.14	36.25	82.40	20.77	82.40	31.24	0.00	0.00	0.00	1,624	25.20	0.86	0.57	2.27	0.66	2.64
Range Maximum	10.00	293.25	0.37	12.71	31.57	78.65	18.47	78.65	27.20	0.00	0.00	0.00	1,588	23.49	0.88	0.59	2.49	0.68	2.89
Range Midpoint	10.00	255.00	0.42	13.38	27.48	74.74	16.39	74.74	23.68	0.00	0.00	0.00	1,556	21.93	0.90	0.60	2.72	0.69	3.16
Range Minimum	10.00	216.75	0.50	14.28	23.39	70.03	14.22	70.03	20.15	0.00	0.00	0.00	1,524	20.31	0.92	0.61	2.99	0.71	3.48
All Public Companies(7)																			
Averages	20.07	431.13	0.97	13.17	19.65	157.21	17.37	172.27	20.60	0.44	2.15	33.31	2,647	11.18	0.49	0.75	7.77	0.72	6.99
Medians	---	---	---	---	17.33	145.52	14.75	159.15	19.21	---	---	---	---	---	---	---	---	---	---
All Non-MHC State of WI(7)																			
Averages	21.31	711.53	1.07	11.61	19.76	173.18	19.15	187.85	21.51	0.44	2.07	44.69	3,731	12.04	0.27	1.04	9.54	0.93	8.34
Medians	---	---	---	---	19.76	173.18	19.15	187.85	21.51	---	---	---	---	---	---	---	---	---	---
Publicly-Traded MHC Institutions, Full Conversion Basis																			
Averages	17.55	193.07	0.50	18.57	29.32	94.80	24.64	98.03	31.05	0.46	2.54	59.36	692	26.10	0.44	0.73	2.94	0.71	2.83
Medians	---	---	---	---	31.32	94.16	24.48	97.33	34.00	---	---	---	---	---	---	---	---	---	---
Publicly-Traded MHC Institutions, Full Conversion Basis																			
ALLB Alliance Bank MHC of PA (20.0)	21.61	81.19	0.68	26.00	31.32	83.12	18.00	83.12	31.78	0.36	1.67	52.94	451	21.65	0.97	0.58	2.63	0.57	2.59
BCSB BCSB Bankcorp MHC of MD (36.4)	14.00	82.61	0.23	14.70	NM	95.24	9.89	98.18	NM	0.50	3.57	NM	836	10.38	0.20	0.15	1.34	0.17	1.54
CHFN Charter Fincl MHC of GA (19.1)	34.82	682.61	0.60	37.41	NM	93.08	44.17	93.83	NM	1.40	4.02	NM	1,545	47.46	0.62	0.95	1.98	0.76	1.59
CHEV Cheviot Fin Cp MHC of OH(45.0)	11.75	116.55	0.31	13.39	37.90	87.75	34.65	87.75	37.90	0.24	2.04	NM	336	39.49	NA	0.92	2.32	0.92	2.32
CSBK Clifton Svg Bp MHC of NJ(45.0)	10.70	326.67	0.23	11.71	NM	91.37	32.78	91.37	NM	0.20	1.87	NM	996	35.88	NA	0.71	1.89	0.74	1.97
GCBC Green Co Bcrp MHC of NY (44.0)	18.34	75.73	0.83	16.43	22.10	111.63	22.97	111.63	22.10	0.44	2.40	53.01	330	20.58	0.06	1.07	5.10	1.07	5.10
KFED K-Fed Bancorp MHC of CA (39.7)	12.58	184.95	0.37	12.83	33.11	98.05	25.99	100.48	34.00	0.24	1.91	64.86	712	26.50	0.07	0.80	3.31	0.78	3.23
ONFC Oneida Fincl MHC of NY (43.9)	12.40	94.20	0.59	12.74	23.40	97.33	20.15	112.83	21.02	0.42	3.39	71.19	468	20.70	NA	0.85	4.18	0.95	4.65
PBHC Pathfinder BC MHC of NY (35.5)	14.01	34.37	0.39	16.32	24.16	85.85	10.49	96.49	35.92	0.41	2.93	NM	328	12.22	0.85	0.44	3.50	0.30	2.35
WFD Westfield Finl MHC of MA(43.7)	25.30	251.86	0.73	24.19	33.29	104.59	27.32	104.59	34.66	0.40	1.58	54.79	922	26.13	0.28	0.82	3.14	0.79	3.01

(1) Current stock price of minority stock. Average of High/Low or Bid/Ask price per share.
(2) EPS (estimated core earnings) is based on reported trailing twelve month data, adjusted to omit non-operating gains and losses on a tax effected basis. Public MHC data reflects additional earnings from reinvestment of proceeds of second step conversion.
(3) P/E = Price to Earnings; P/B = Price to Book; P/A = Price to Assets; P/TB = Price to Tangible Book; and P/CORE = Price to Core Earnings. Ratios are pro forma assuming a second step conversion to full stock form.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated twelve month dividend as a percent of trailing twelve month estimated core earnings (earnings adjusted to reflect second step conversion).
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Figures estimated by RP Financial to reflect a second step conversion of the MHC to full stock form.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 5
Public Market Pricing
Wauwatosa Savings Bank and the Comparables
As of July 22, 2005

	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)							
			Core	Book												Reported		Core		Offering
	Price/ Share(1) ($)	Market Value ($Mil)	12-Mth EPS(2) ($)	Value/ Share ($)	P/E (X)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (X)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	ROA (%)	ROE (%)	ROA (%)	ROE (%)	Size ($Mil)
Wauwatosa Savings Bank																				
Superrange	10.00	337.24	0.32	6.47	36.56	154.56	23.54	154.56	31.47	0.00	0.00	0.00	1,433	15.21	0.98	0.64	4.23	0.75	4.92	101.2
Range Maximum	10.00	293.25	0.37	7.04	31.82	142.05	20.64	142.05	27.39	0.00	0.00	0.00	1,421	14.52	0.99	0.65	4.47	0.75	5.19	88.0
Range Midpoint	10.00	255.00	0.42	7.69	27.69	130.04	18.08	130.04	23.83	0.00	0.00	0.00	1,411	13.90	0.99	0.65	4.70	0.76	5.46	76.5
Range Minimum	10.00	216.75	0.49	8.58	23.55	116.55	15.48	116.55	20.27	0.00	0.00	0.00	1,401	13.28	1.00	0.66	4.95	0.76	5.75	65.0
All Public Companies(7)																				
Averages	20.07	431.13	0.97	13.17	19.65	157.21	17.37	172.27	20.60	0.44	2.15	33.31	2,647	11.18	0.49	0.75	7.77	0.72	6.99	
Medians	---	---	---	---	17.33	145.52	14.75	159.15	19.21	---	---	---	---	---	---	---	---	---	---	
All Non-MHC State of WI(7)																				
Averages	21.31	711.53	1.07	11.61	19.76	173.18	19.15	187.85	21.51	0.44	2.07	44.69	3,731	12.04	0.27	1.04	9.54	0.93	8.34	
Medians	---	---	---	---	19.76	173.18	19.15	187.85	21.51	---	---	---	---	---	---	---	---	---	---	
Comparable Group Averages																				
Averages	17.55	64.57	0.39	8.59	26.51	198.79	29.44	212.43	24.26	0.46	2.54	23.20	581	14.97	0.44	0.69	5.01	0.65	4.78	
Medians	---	---	---	---	26.38	199.11	27.93	212.10	24.26	---	---	---	---	---	---	---	---	---	---	
State of WI																				
ABCWE Anchor BanCorp Wisconsin of WI	31.16	695.49	1.67	14.37	15.66	216.84	17.68	231.67	18.66	0.64	2.05	38.32	3,934	8.15	NA	1.16	14.38	0.97	12.07	
BKMU Bank Mutual Corp of WI	11.45	727.57	0.47	8.84	23.85	129.52	20.62	144.03	24.36	0.24	2.10	51.06	3,529	15.92	0.27	0.91	4.71	0.89	4.61	
Comparable Group																				
ALLB Alliance Bank MHC of PA (20.0)	21.61	14.87	0.52	10.00	NM	216.10	19.17	216.10	NM	0.36	1.67	13.84	388	8.87	0.97	0.48	5.18	0.47	5.08	
BCSB BCSB Bankcorp MHC of MD (36.4)	14.00	30.04	0.15	7.04	NM	198.86	10.45	212.12	NM	0.50	3.57	NM	790	5.26	0.20	0.09	1.64	0.12	2.05	
CHFN Charter Fincl MHC of GA (19.1)	34.82	130.44	0.34	13.19	NM	263.99	63.76	270.13	NM	1.40	4.02	NM	1,071	24.15	0.62	0.90	3.60	0.62	2.50	
CHEV Cheviot Fin Cp MHC of OH(45.0)	11.75	52.44	0.25	7.83	NM	150.06	41.45	150.06	NM	0.24	2.04	NM	281	27.62	NA	0.89	3.20	0.89	3.20	
CSBK Clifton Svg Bp MHC of NJ(45.0)	10.70	147.01	0.18	6.65	NM	160.90	38.80	160.90	NM	0.20	1.87	NM	842	24.11	NA	0.66	2.58	0.70	2.73	
GCBC Green Co Bcrp MHC of NY (44.0)	18.34	33.47	0.73	7.63	25.12	240.37	25.82	240.37	25.12	0.44	2.40	26.64	293	10.74	0.06	1.06	9.77	1.06	9.77	
KFED K-Fed Bancorp MHC of CA (39.7)	12.58	73.47	0.30	6.31	NM	199.37	30.03	209.67	NM	0.24	1.91	NM	616	15.06	0.07	0.75	6.26	0.73	6.06	
ONFC Oneida Fincl MHC of NY (43.9)	12.40	41.80	0.53	6.81	26.38	182.09	22.30	245.06	23.40	0.42	3.39	NM	422	12.25	NA	0.84	6.95	0.95	7.84	
PBHC Pathfinder BC MHC of NY (35.5)	14.01	12.19	0.31	8.54	28.02	164.05	11.14	207.86	NM	0.41	2.93	NM	309	6.79	0.85	0.40	5.68	0.25	3.52	
WFD Westfield Finl MHC of MA(43.7)	25.30	109.98	0.60	11.93	NM	212.07	31.50	212.07	NM	0.40	1.58	29.11	800	14.85	0.28	0.79	5.27	0.75	5.02	

(1) Average of high/low or bid/ask price per share.
(2) EPS (core basis) is based on actual trailing twelve month data, adjusted to omit the impact of non-operating items on a tax effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to Earnings; P/B = Price to Book; P/A = Price to Assets; P/TB = Price to Tangible Book; and P/CORE = Price to Core Earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated twelve month dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

In addition to the fundamental analysis applied to the Peer Group, RP Financial utilized a technical analysis of recent mutual holding company offerings. As indicated in the original appraisal, the pricing characteristics of recent mutual holding company offerings are not the primary determinate of value. Consistent with the original appraisal, particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the conversion funds (i.e., external funds versus deposit withdrawals). The six recently completed MHC offerings had an average pro forma price/tangible book ratio of 80.0% (fully-converted basis) and, on average, appreciated 8.6% during the first week of trading. In comparison, the Bank's P/TB ratio of 74.7% at the updated midpoint value reflects an implied discount of 6.6% relative to the average pro forma P/TB ratio of the recent MHC offerings. At the new super range, the Bank's P/TB ratio of 82.4% reflects an implied premium of 3.0% relative to the average pro forma P/TB ratio of the recent MHC offerings. The average fully-converted current P/TB ratio of the four recent MHC offerings that are traded on NASDAQ equaled 92.8%, based on closing market prices as of July 22, 2005. In comparison to the current P/TB ratio of the publicly-traded MHC offerings, the Bank's P/TB ratio at the updated midpoint value reflects an implied discount of 19.5% and at the top of the new super range the discount narrowed to 11.2%.

3. <u>P/A Approach</u>. P/A ratios are generally not as a reliable indicator of market value, as investors do not place significant weight on total assets as a determinant of market value. Investors place significantly greater weight on book value and earnings -- which have received greater weight in our valuation analysis. At the $255.0 million updated midpoint value, Wauwatosa Savings' full conversion pro forma P/A ratio equaled 16.39%. In comparison to the Peer Group's average P/A ratio (fully-converted basis) of 24.64%, Wauwatosa Savings' P/A ratio indicated a discount of 33.5% (versus a discount of 38.2% at the midpoint valuation in the original appraisal). At the new super range value of $255.0 million, the Bank's P/A ratio of 20.77% reflected an implied discount of 15.7% relative to the Peer Group's average P/A ratio.

On an MHC reported basis, Wauwatosa Savings' pro forma P/A ratio at the $255.0 million updated midpoint value equaled 18.08%. In comparison to the Peer Group's average P/A ratio of 29.44%, Wauwatosa Savings' P/A ratio indicated a discount of 38.6% (versus a discount of 42.9% at the midpoint valuation in the original appraisal).

<u>Valuation Conclusion</u>

Our analysis indicates that the Bank's estimated pro forma market value should be increased from the midpoint value as set forth in the original appraisal. Accordingly, it is our opinion that, as of July 22, 2005, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion, both shares issued publicly as well as to the MHC, equaled $255,000,000 at the midpoint, equal to 25,500,000 shares offered at a per share value of $10.00. Pursuant to conversion guidelines, the 15% offering range indicates a minimum value of $216.8 million and a maximum value of $293.3 million. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 21,675,000 at the minimum and 29,325,000 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a super maximum value of $337.2 million without a resolicitation. Based on the $10.00 per share offering price, the super maximum value would result in total shares outstanding of 33,723,750. The Board of Directors has established a public offering range such that the public ownership of the Bank will constitute a 30.0% ownership interest prior to the issuance of shares to the Foundation. Accordingly, the offering to the public of the minority stock will equal $65.0 million at the minimum, $76.5 million at the midpoint, $88.0 million at the maximum and $101.2 million at the super maximum of the valuation range. Based on the public offering range and inclusive of the shares issued to the Foundation, equal to 5.5% of the offering shares, the public ownership of shares will represent 31.65% of the shares issued throughout the valuation range. The pro forma valuation calculations relative to the Peer Group (fully-converted basis) are shown in Table 4 and are detailed in Exhibit 3 and Exhibit 4; the pro forma valuation calculations relative to the Peer Group based on reported financials are shown in Table 5 and are detailed in Exhibits 5 and 6.

Respectfully submitted,

RP FINANCIAL, LC.



William E. Pommerening
Chief Executive Officer and
Managing Director



Gregory E. Dunn
Senior Vice President

EXHIBITS

LIST OF EXHIBITS

Exhibit Number	Description
1	Stock Prices: As of July 22, 2005
2	Peer Group Core Earnings Analysis
3	Pro Forma Analysis Sheet – Fully Converted Basis
4	Pro Forma Effect of Conversion Proceeds – Fully Converted Basis
5	Pro Forma Analysis Sheet – Minority Stock Offering
6	Pro Forma Effect of Stock Proceeds – Minority Stock Offering
7	Firm Qualifications Statement

EXHIBIT 1

Stock Prices
As of July 22, 2005

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1
Weekly Thrift Market Line - Part One
Prices As Of July 22, 2005

Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
				52 Week (1)			% Change From							
	Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. All Public Companies(no MHC)														
All Public Companies(143)	21.14	24,192	494.4	24.15	17.81	20.94	1.16	5.91	-3.34	1.21	1.12	14.37	12.89	162.87
SAIF-Insured Thrifts(117)	20.72	16,416	392.3	23.76	17.30	20.57	0.88	6.11	-3.47	1.18	1.08	14.25	12.94	165.46
BIF-Insured Thrifts(26)	22.97	57,987	938.2	25.83	20.03	22.56	2.40	5.06	-2.78	1.33	1.32	14.90	12.70	151.62
NYSE Traded Companies(13)	34.67	102,986	2,655.1	36.16	25.57	34.24	1.13	20.46	7.11	2.46	1.82	18.22	15.79	233.52
AMEX Traded Companies(7)	19.95	4,456	82.2	24.39	18.38	19.95	0.62	-0.69	-13.46	1.13	1.24	15.59	14.96	188.58
NASDAQ Listed OTC Companies(123)	19.86	17,356	300.6	22.95	17.01	19.67	1.19	4.79	-3.88	1.09	1.05	13.93	12.50	154.59
California Companies(13)	31.65	22,467	888.6	33.37	22.78	31.00	2.43	20.20	5.85	2.37	1.60	17.14	16.39	230.52
Florida Companies(7)	22.85	25,480	577.7	25.40	17.65	22.26	2.58	22.08	-1.81	0.96	0.95	9.60	8.75	163.66
Mid-Atlantic Companies(37)	19.43	54,418	983.8	22.71	16.44	19.17	1.31	5.66	-6.07	1.09	1.04	12.44	10.58	144.36
Mid-West Companies(51)	19.70	8,452	171.1	23.22	17.16	19.71	0.39	1.69	-4.05	1.02	0.97	15.56	14.06	163.32
New England Companies(11)	23.41	19,352	322.9	26.94	21.27	23.18	1.88	0.38	-3.68	1.29	1.29	15.75	14.20	164.54
North-West Companies(7)	22.97	17,369	400.5	24.31	20.49	22.55	2.45	4.54	-0.74	1.42	1.37	15.24	13.23	147.68
South-East Companies(13)	18.27	8,340	125.2	21.19	16.06	18.28	0.27	2.89	-5.19	0.92	0.89	13.90	13.26	137.05
South-West Companies(3)	16.76	11,802	225.7	17.32	13.65	16.49	1.45	17.08	0.21	0.95	0.68	12.85	8.20	204.43
Western Companies (Excl CA)(1)	13.00	6,621	86.1	13.91	9.95	13.00	0.00	5.95	3.92	3.55	7.05	14.29	14.29	281.72
Thrift Strategy(136)	20.77	21,728	429.9	23.83	17.54	20.60	1.09	5.53	-3.58	1.18	1.10	14.33	12.86	161.44
Mortgage Banker Strategy(5)	26.27	114,752	2,764.4	26.85	20.86	25.70	1.96	18.47	4.12	1.79	1.27	13.50	11.29	167.31
Real Estate Strategy(1)	13.98	7,026	98.2	17.21	11.29	13.34	4.80	-3.92	1.30	0.77	0.62	9.32	9.32	115.55
Diversified Strategy(1)	56.75	6,860	389.3	62.75	48.14	54.62	3.90	15.93	-5.42	3.86	3.74	27.85	27.62	382.23
Companies Issuing Dividends(129)	21.71	25,791	529.0	24.77	18.42	21.52	1.06	5.62	-3.80	1.25	1.15	14.75	13.26	162.82
Companies Without Dividends(14)	16.01	9,920	186.3	18.59	12.31	15.77	2.02	8.53	0.74	0.87	0.91	11.00	9.61	163.33
Equity/Assets <6%(14)	20.77	12,650	286.1	24.02	16.95	20.42	1.84	2.24	-7.30	1.49	1.51	13.51	12.15	262.96
Equity/Assets 6-12%(92)	23.12	15,956	414.8	26.36	19.37	22.93	0.98	6.96	-2.79	1.38	1.22	14.87	13.74	175.65
Equity/Assets >12%(37)	16.40	49,042	772.4	18.73	14.29	16.24	1.34	4.75	-3.17	0.69	0.75	13.47	11.09	92.35
Converted Last 3 Mths (no MHC)(2)	12.69	310,969	3,685.5	13.33	11.56	12.54	1.12	25.35	19.31	0.26	0.35	10.85	10.43	56.61
Actively Traded Companies(12)	27.39	48,241	1,232.0	30.45	24.40	26.90	2.48	2.65	-3.86	1.71	1.69	17.22	15.33	188.78
Market Value Below $20 Million(7)	10.84	1,729	15.3	14.02	9.61	10.75	1.07	-14.19	-5.09	0.06	-0.24	10.26	9.92	141.49
Holding Company Structure(137)	21.24	25,114	514.4	24.13	17.86	21.04	1.23	6.79	-2.96	1.22	1.14	14.46	12.92	163.44
Assets Over $1 Billion(59)	24.64	53,830	1,116.1	26.68	19.54	24.24	1.92	13.92	0.65	1.53	1.35	14.06	11.92	168.44
Assets $500 Million-$1 Billion(40)	20.39	4,993	91.1	24.25	18.09	20.28	1.07	4.41	-6.63	1.22	1.22	15.06	13.72	175.91
Assets $250-$500 Million(26)	18.67	2,625	42.5	22.58	16.88	18.59	0.49	-2.96	-7.14	0.99	0.91	15.15	14.14	165.88
Assets less than $250 Million(18)	14.80	1,709	23.5	17.74	12.68	14.89	-0.20	-4.38	-3.38	0.45	0.45	12.64	12.40	109.10
Goodwill Companies(105)	22.52	24,940	568.4	25.45	18.89	22.30	1.22	6.56	-3.40	1.29	1.13	14.96	12.99	170.88
Non-Goodwill Companies(37)	17.45	22,513	295.4	20.78	14.96	17.35	0.73	3.35	-4.14	1.03	1.13	12.77	12.77	142.02
Acquirors of FSLIC Cases(5)	32.01	29,835	1,073.5	35.85	23.52	31.58	0.36	1.50	7.03	1.88	1.03	19.09	18.85	233.51

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2005 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of July 22, 2005

Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
				52 Week (1)			% Change From							
	Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. MHC Institutions														
All Public Companies(32)	15.41	19,709	156.1	18.19	12.95	15.18	1.62	13.17	-1.46	0.30	0.31	7.98	7.56	61.34
SAIF-Insured Thrifts(21)	14.19	17,113	101.9	16.24	12.39	14.08	1.08	11.00	-2.39	0.20	0.22	7.72	7.44	53.92
BIF-Insured Thrifts(11)	17.75	24,664	259.7	21.90	14.04	17.29	2.65	17.31	0.32	0.50	0.50	8.48	7.80	75.49
AMEX Traded Companies(2)	19.33	6,120	61.5	21.25	14.16	19.03	0.97	20.16	-6.21	0.52	0.49	9.96	9.96	64.71
NASDAQ Listed OTC Companies(30)	15.15	20,615	162.4	17.98	12.87	14.93	1.66	12.71	-1.15	0.29	0.30	7.85	7.40	61.11
California Companies(1)	12.58	14,702	73.5	15.62	10.95	12.41	1.37	-1.95	-15.91	0.31	0.30	6.31	6.00	41.89
Mid-Atlantic Companies(15)	13.70	16,097	86.6	17.41	12.00	13.49	1.50	7.36	-4.85	0.36	0.38	7.59	7.03	67.43
Mid-West Companies(5)	17.12	19,763	185.7	19.70	14.84	17.05	0.09	9.44	-4.84	0.05	0.04	9.27	8.61	67.69
New England Companies(7)	16.89	30,730	339.0	17.54	12.38	16.30	3.73	27.13	11.74	0.34	0.37	8.03	7.90	56.01
South-East Companies(3)	19.67	15,131	81.6	23.50	17.26	19.87	-0.37	17.34	-4.96	0.34	0.29	8.61	8.44	44.73
Western Companies (Excl CA)(1)	12.39	15,209	77.2	13.42	11.00	12.09	2.48	23.90	-1.27	0.31	0.35	6.82	6.82	44.66
Thrift Strategy(31)	14.88	15,783	99.8	17.72	12.73	14.66	1.59	11.74	-2.28	0.28	0.30	7.95	7.55	60.82
Diversified Strategy(1)	32.09	141,400	1,902.6	32.60	20.00	31.28	2.59	57.46	23.76	0.88	0.76	8.84	8.09	77.30
Companies Issuing Dividends(25)	16.50	21,987	183.6	19.89	13.84	16.29	1.34	12.52	-5.41	0.33	0.33	8.34	7.81	65.20
Companies Without Dividends(7)	11.55	11,572	58.0	12.11	9.79	11.23	2.61	15.50	12.65	0.20	0.26	6.71	6.68	47.54
Equity/Assets <6%(1)	14.00	5,901	30.0	18.00	12.32	13.26	5.58	-0.07	-16.42	0.12	0.15	7.04	6.60	133.94
Equity/Assets 6-12%(9)	20.00	32,435	365.6	25.34	16.78	19.64	1.81	10.03	-6.15	0.39	0.38	9.11	8.32	98.29
Equity/Assets >12%(22)	13.60	15,130	76.2	15.27	11.42	13.45	1.36	15.06	1.14	0.27	0.29	7.56	7.30	42.92
Holding Company Structure(28)	15.22	15,410	100.3	18.19	13.04	15.01	1.59	12.85	-2.09	0.29	0.30	8.08	7.64	63.58
Assets Over $1 Billion(5)	27.38	71,796	708.2	30.51	21.93	27.06	1.42	22.42	2.25	0.30	0.24	10.32	9.27	79.80
Assets $500 Million-$1 Billion(11)	13.76	14,971	85.3	15.27	11.13	13.32	3.22	18.21	0.57	0.26	0.29	7.37	7.28	57.46
Assets $250-$500 Million(14)	12.75	7,201	34.3	16.39	11.33	12.66	0.85	6.30	-3.12	0.31	0.34	7.52	7.01	60.56
Assets less than $250 Million(2)	13.23	3,102	18.0	15.94	11.95	13.40	-1.31	10.39	-10.34	0.46	0.45	8.70	8.70	41.93
Goodwill Companies(15)	15.99	25,770	219.6	19.33	13.20	15.69	2.14	14.79	-0.80	0.34	0.35	8.03	7.14	68.71
Non-Goodwill Companies(17)	14.91	14,361	100.1	17.18	12.74	14.74	1.16	11.74	-2.05	0.27	0.28	7.94	7.94	54.83
MHC Institutions(32)	15.41	19,709	156.1	18.19	12.95	15.18	1.62	13.17	-1.46	0.30	0.31	7.98	7.56	61.34
MHC Converted Last 3 Months(4)	12.17	13,101	71.7	12.53	10.31	11.68	3.80	21.68	21.68	0.30	0.30	7.01	7.00	50.53

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2005 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of July 22, 2005

		Market Capitalization			Price Change Data						Current Per Share Financials				
					52 Week (1)			% Change From							
	Financial Institution	Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NYSE Traded Companies															
AF	Astoria Financial Corp. of NY	28.35	108,209	3,067.7	30.20	22.21	28.70	-1.22	24.07	6.38	2.08	2.15	12.87	11.16	210.94
BBX	BankAtlantic Bancorp of FL	18.98	60,643	1,151.0	20.12	16.06	18.85	0.69	6.03	-4.62	1.26	1.27	8.42	7.00	110.77
CFB	Commercial Federal Corp. of NE(8)	33.88	39,020	1,322.0	34.15	24.17	33.73	0.44	31.57	14.04	1.96	1.98	20.23	15.74	293.48
DSL	Downey Financial Corp. of CA	78.91	27,854	2,198.0	80.31	51.40	77.05	2.41	50.02	38.44	6.70	3.96	40.07	39.96	596.40
FED	FirstFed Financial Corp. of CA	63.80	16,523	1,054.2	65.32	41.95	63.77	0.05	52.60	23.00	4.20	3.98	29.98	29.69	509.64
FBC	Flagstar Bancorp, Inc. of MI	18.76	62,006	1,163.2	23.17	18.00	18.59	0.91	-4.33	-16.99	2.04	1.64	11.99	11.99	230.20
NDE	IndyMac Bancorp, Inc. of CA	44.69	62,458	2,791.2	44.74	30.87	43.35	3.09	41.65	29.72	3.65	-1.32	21.28	19.98	287.65
NYB	New York Community Bcrp of NY*	18.05	265,682	4,795.6	22.35	17.04	18.42	-2.01	-1.80	-12.25	1.19	1.61	12.04	4.43	92.64
NAL	NewAlliance Bancshares of CT*	14.57	114,159	1,663.3	15.76	12.98	14.00	4.07	2.61	-4.77	0.14	0.45	12.37	8.24	56.86
PFB	PFF Bancorp, Inc. of Pomona CA	32.26	24,576	792.8	32.41	23.17	31.46	2.54	32.05	4.44	1.93	1.84	13.92	13.87	161.55
PFS	Provident Fin. Serv. Inc of NJ*	18.23	72,586	1,323.2	19.70	15.85	17.80	2.42	5.56	-5.89	0.74	0.74	15.33	9.27	87.61
SOV	Sovereign Bancorp, Inc. of PA	24.38	369,086	8,998.3	24.79	20.05	24.57	-0.77	11.38	8.12	1.23	1.24	13.52	7.06	147.58
WES	Westcorp of Irvine CA	55.00	52,047	2,862.6	55.01	37.25	54.26	1.36	25.71	19.75	4.33	4.33	26.89	26.88	310.42
AMEX Traded Companies															
BHL	Berkshire Hills Bancorp of MA*	33.95	5,835	198.1	39.20	30.97	34.00	-0.15	-9.49	-8.61	2.08	1.88	22.01	20.77	221.82
CNY	Carver Bancorp, Inc. of NY	17.05	2,501	42.6	20.83	16.85	16.90	0.89	-9.79	-14.75	1.06	1.99	18.31	18.31	250.45
EFC	EFC Bancorp, Inc of Elgin IL(8)	34.85	4,789	166.9	34.97	24.60	34.15	2.05	35.34	33.78	1.31	1.64	17.98	17.98	211.22
FDT	Federal Trust Corp of FL	11.23	8,074	90.7	11.36	7.45	11.18	0.45	49.73	10.10	0.43	0.47	4.97	4.97	79.14
GOV	Gouverneur Bcp MHC of NY(42.6)	13.35	2,284	13.0	16.50	11.50	13.50	-1.11	15.99	-10.40	0.40	0.38	7.98	7.98	49.09
SZB	SouthFirst Bancshares of AL	11.72	719	8.4	16.75	11.59	11.80	-0.68	-22.64	-23.90	-0.51	-0.35	14.13	13.38	196.92
TSH	Teche Hldng Cp of N Iberia LA	35.75	2,230	79.7	41.75	35.51	36.25	-1.38	-8.92	-6.54	2.60	2.59	26.88	25.07	310.85
WSB	Washington SB, FSB of Bowie MD	9.99	7,378	73.7	16.45	7.90	9.55	4.61	-3.01	-37.09	1.14	0.87	7.25	7.25	72.27
WFD	Westfield Finl MHC of MA(43.7)*	25.30	9,955	110.0	26.00	16.81	24.55	3.05	24.32	-2.01	0.63	0.60	11.93	11.93	80.33
NASDAQ Listed OTC Companies															
ABBC	Abington Com Bcp MHC PA (45.0)	12.34	15,870	88.1	13.75	10.30	11.96	3.18	23.40	-7.70	0.33	0.33	7.50	7.50	47.14
AABC	Access Anytime Bancorp of NM	14.00	1,708	23.9	15.01	12.70	14.00	0.00	1.82	-6.54	0.72	0.29	12.57	6.63	231.07
ALLB	Alliance Bank MHC of PA (20.0)*	21.61	3,441	14.9	41.50	21.50	21.61	0.00	-19.96	-45.35	0.53	0.52	10.00	10.00	112.71
ASBI	Ameriana Bancorp of IN	14.40	3,155	45.4	17.25	12.30	13.82	4.20	-4.00	-10.22	0.54	0.49	12.31	12.13	136.82
ABCWE	Anchor BanCorp Wisconsin of WI	31.16	22,320	695.5	31.52	24.52	30.03	3.76	23.55	6.90	1.99	1.67	14.37	13.45	176.27
ACFC	Atl Cst Fed Cp of GA MHC(40.0)	13.34	14,548	77.6	15.15	10.69	13.22	0.91	33.40	-3.12	0.25	0.25	6.84	6.63	46.35
ALFC	Atlantic Liberty Fincl of NY	25.00	1,682	42.1	26.00	17.50	25.47	-1.85	37.44	6.38	1.23	1.56	16.84	16.84	109.37
BCSB	BCSB Bankcorp MHC of MD (36.4)	14.00	5,901	30.0	18.00	12.32	13.26	5.58	-0.07	-16.42	0.12	0.15	7.04	6.60	133.94
BFCF	BFC Financial Corp. of FL	8.99	28,147	253.0	11.34	6.91	8.66	3.81	7.79	-11.17	0.39	0.39	3.92	0.78	247.09
BKMU	Bank Mutual Corp of WI	11.45	63,543	727.6	12.59	10.31	11.28	1.51	6.12	-5.92	0.48	0.47	8.84	7.95	55.53
BFIN	BankFinancial Corp. of IL	13.60	24,466	332.7	13.86	13.02	13.27	2.49	36.00	36.00	0.10	0.29	12.54	11.69	69.68
BKUNA	BankUnited Fin. Corp. of FL	26.25	30,269	794.6	32.95	23.56	26.46	-0.79	2.14	-17.84	0.89	0.75	16.29	15.35	328.52
BFBC	Benjamin Frkln Bncrp Inc of MA*	13.15	8,392	110.4	13.35	9.91	11.90	10.50	31.50	31.50	0.28	0.31	12.16	7.81	96.86
BHBC	Beverly Hills Bncorp Inc of CA	11.00	21,152	232.7	11.34	8.86	10.59	3.87	17.02	8.91	0.84	0.84	7.98	7.84	64.99
BRBI	Blue River Bancshares of IN	5.40	3,406	18.4	6.10	4.51	5.06	6.72	-9.70	4.25	-0.09	0.01	4.59	3.56	60.95
BOFI	Bofi Holding, Inc. Of CA	9.32	8,300	77.4	12.00	8.25	9.55	-2.41	-6.80	-6.80	0.28	0.28	7.35	7.35	64.21
BYFC	Broadway Financial Corp. of CA	12.25	1,520	18.6	13.94	10.25	11.50	6.52	-2.00	-1.92	1.04	0.92	9.10	9.10	195.90
BRKL	Brookline Bancorp, Inc. of MA*	16.35	61,594	1,007.1	16.71	14.00	16.34	0.06	13.78	0.18	0.32	0.31	9.95	9.20	35.98
BFSB	Brooklyn Fed MHC of NY (30.0)	11.74	13,225	46.6	12.05	9.11	12.02	-2.33	17.40	17.40	0.27	0.26	5.31	5.31	25.44
CITZ	CFS Bancorp, Inc of Munster IN	13.48	12,371	166.8	14.99	12.44	13.43	0.37	1.58	-5.54	-0.61	-0.52	11.81	11.70	104.95
CFFN	Capitol Fd Fn MHC of KS (29.9)	35.86	74,415	796.9	37.31	29.27	35.41	1.27	21.19	-0.39	-1.13	-1.14	11.53	11.53	114.21
CEBK	Central Bncrp of Somerville MA*	27.99	1,589	44.5	32.96	25.20	26.50	5.62	-15.18	-3.48	1.55	1.26	24.06	22.66	327.92
GCFC	Central Federal Corp. of OH	10.00	2,226	22.3	13.73	9.53	9.75	2.56	-21.01	-25.37	-0.52	-0.77	8.71	7.81	68.67
CHFN	Charter Fincl MHC of GA (19.1)	34.82	19,604	130.4	44.15	30.60	35.54	-2.03	10.02	-20.36	0.49	0.34	13.19	12.89	54.61
CHEV	Cheviot Fin Cp MHC of OH(45.0)	11.75	9,919	52.4	13.24	10.49	11.55	1.73	11.90	-6.75	0.25	0.25	7.83	7.83	28.35
CTZN	Citizens First Bancorp of MI	21.58	8,240	177.8	26.40	19.50	21.20	1.79	-4.17	-10.75	1.01	1.01	19.94	18.32	177.72
CSBC	Citizens South Banking of NC	12.75	7,265	92.6	14.35	11.76	12.20	4.51	-1.92	-10.65	0.39	0.49	9.76	8.75	70.87
CSBK	Clifton Svg Bp MHC of NJ(45.0)	10.70	30,530	147.0	12.90	9.98	10.68	0.19	-9.70	-11.93	0.17	0.18	6.65	6.65	27.58
CFCP	Coastal Fin. Corp. of SC	15.15	17,681	267.9	18.44	10.99	15.01	0.93	30.94	-13.03	0.90	0.87	5.06	5.06	81.97
COBK	Colonial Banc MHC of NJ (46.0)	10.80	4,522	22.5	11.25	9.95	10.50	2.86	8.00	8.00	0.42	0.41	7.51	7.51	69.36
CCBI	Commercial Capital Bcrp of CA	18.73	55,416	1,037.9	24.99	14.62	18.50	1.24	-6.21	-19.20	1.30	1.26	11.78	4.86	96.24
CFFC	Community Fin. Corp. of VA	21.61	2,085	45.1	24.55	18.20	21.35	1.22	12.55	-2.61	1.83	1.89	15.02	15.02	191.66
CIBI	Community Inv. Bncp, Inc of OH	14.50	1,056	15.3	16.00	12.87	14.24	1.83	1.40	-1.69	0.86	0.80	12.32	12.32	116.25
DCOM	Dime Community Bancshars of NY*	16.05	37,143	596.1	19.00	13.85	15.87	1.13	-7.23	-10.39	1.07	1.16	7.74	6.24	88.13
ESBF	ESB Financial Corp. of PA	13.15	13,352	175.6	15.65	12.00	12.72	3.38	7.00	-9.00	0.78	0.78	9.68	6.25	133.18

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of July 22, 2005

Financial Institution		Market Capitalization: Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)															
ESBK	Elmira Svgs Bank, FSB of NY*	27.57	1,205	33.2	33.82	23.62	27.21	1.32	-0.43	-2.16	2.17	2.00	17.93	17.57	263.95
FFDF	FFD Financial Corp of Dover OH	17.00	1,188	20.2	18.39	13.05	17.05	-0.29	20.57	6.18	0.66	0.53	14.34	14.34	117.60
FMCO	FMS Fin Corp. of Burlington NJ	17.50	6,502	113.8	23.00	13.03	17.00	2.94	2.94	-16.67	1.29	1.23	10.91	10.54	191.52
FFCO	FedFirst Fin MHC of PA (45.0)	8.95	6,613	26.6	9.56	8.35	8.77	2.05	-10.50	-10.50	-0.15	0.08	6.77	6.61	44.53
FSBI	Fidelity Bancorp, Inc. of PA	21.32	2,927	62.4	26.00	17.95	21.07	1.19	11.68	-6.94	1.35	1.32	14.45	13.48	229.13
FFFL	Fidelity Bankshares, Inc of FL	31.58	25,098	792.6	31.69	22.27	27.90	13.19	34.67	10.77	0.96	1.01	10.04	9.92	139.82
FBTC	First BancTrust Corp of IL	12.75	2,497	31.8	13.15	10.85	12.80	-0.39	6.25	7.50	0.52	0.41	10.93	10.93	91.90
FBEI	First Bancorp of Indiana of IN	20.00	1,605	32.1	21.05	18.90	19.77	1.16	2.30	3.09	0.36	0.28	18.19	16.96	176.37
FBSI	First Bancshares, Inc. of MO	18.49	1,553	28.7	22.75	18.25	18.80	-1.65	-10.46	-9.80	1.60	1.61	17.64	17.37	161.71
FCAP	First Capital, Inc. of IN	18.75	2,599	48.7	21.50	18.40	18.75	0.00	-9.59	-10.71	1.33	1.27	15.99	13.72	168.69
FCFL	First Community Bk Corp of FL	25.00	2,221	55.5	30.40	19.52	24.72	1.13	20.71	-9.49	0.99	0.97	10.90	10.70	118.43
FDEF	First Defiance Fin. Corp of OH	30.00	7,056	211.7	31.00	23.25	30.41	-1.35	29.03	3.99	1.43	1.52	20.91	15.28	198.36
FFSW	First Fed Banc of SW Inc of NM(8)	15.41	3,206	49.4	20.00	14.00	14.89	3.49	10.07	10.07	0.92	0.80	10.97	10.84	111.55
FFFS	First Fed Serv MHC of IL(45.0)	13.10	3,920	23.1	15.37	12.40	13.30	-1.50	4.80	-10.27	0.51	0.51	9.42	9.42	34.76
FFNM	First Fed of N. Michigan of MI	9.37	3,066	28.7	15.02	8.30	9.44	-0.74	3.08	-32.78	0.14	0.12	11.65	10.39	89.34
FFBH	First Fed. Bancshares of AR	22.78	5,084	115.8	28.00	18.65	23.00	-0.96	18.03	1.15	1.58	1.50	14.86	14.86	153.82
FFBI	First Federal Bancshares of IL	20.75	1,319	27.4	26.99	19.83	21.00	-1.19	-21.28	-3.53	1.15	1.08	17.67	16.47	242.47
FFSX	First Federal Bankshares of IA	20.40	3,624	73.9	25.00	19.60	20.72	-1.54	-0.49	-10.53	1.43	1.67	19.80	14.67	159.67
FFCH	First Fin. Holdings Inc. of SC	30.15	12,243	369.1	34.14	24.75	30.20	-0.17	6.91	-7.91	2.07	2.22	14.08	12.19	206.37
FFHS	First Franklin Corp. of OH	15.40	1,655	25.5	24.25	15.25	15.65	-1.60	-18.30	-21.83	0.33	0.26	14.40	14.40	164.56
FKFS	First Keystone Fin., Inc of PA	19.80	2,002	39.6	24.70	16.37	19.61	0.97	-15.89	-16.10	1.00	0.99	14.56	14.56	287.73
CASH	First Midwest Fin., Inc. of IA	18.49	2,499	46.2	26.00	16.51	17.70	4.46	-18.11	-20.30	0.87	0.80	17.98	16.62	318.43
FMSB	First Mutual Bncshrs Inc of WA*	26.50	5,308	140.7	26.95	22.90	25.75	2.91	3.68	3.15	1.80	1.56	11.49	11.49	192.52
FNFG	First Niagara Fin. Group of NY*	14.91	110,162	1,642.5	15.00	11.98	14.60	2.12	17.31	6.88	0.49	0.51	8.43	5.29	46.10
FNFI	First Niles Fin., Inc. of OH	15.50	1,385	21.5	20.70	14.50	17.14	-9.57	-11.12	-15.25	0.73	0.61	11.49	11.49	70.93
FPTB	First PacTrust Bancorp of CA	26.75	4,645	124.3	27.97	22.26	26.37	1.44	19.63	-2.19	1.08	1.07	17.29	17.29	150.76
FPFC	First Place Fin. Corp. of OH	21.50	15,026	323.1	23.27	16.65	20.61	4.32	17.10	-3.97	1.26	1.27	15.75	11.07	166.31
FBNW	FirstBank NW Corp. of WA	27.50	2,999	82.5	29.44	25.00	28.50	-3.51	1.29	-3.20	2.09	1.86	24.11	17.57	267.13
FFIC	Flushing Fin. Corp. of NY*	18.96	19,276	365.5	21.49	15.55	19.25	-1.51	9.98	-5.48	1.20	1.23	8.75	8.55	116.15
FBTX	Franklin Bank Corp of TX*	19.52	21,896	427.4	19.63	14.60	18.97	2.90	32.34	6.96	1.18	1.06	13.13	9.76	177.78
GSLA	GS Financial Corp. of LA	18.45	1,285	23.7	19.93	17.70	18.45	0.00	-4.01	2.50	-0.01	0.61	22.15	22.15	148.65
PEDE	Great Pee Dee Bancorp of SC	15.75	1,798	28.3	20.00	13.90	16.12	-2.30	1.29	4.79	0.66	0.68	14.48	13.98	106.80
GAFC	Greater Atlant. Fin Corp of VA	5.30	3,012	16.0	7.13	5.00	5.45	-2.75	-14.10	-15.20	-0.37	-1.88	5.86	5.54	126.83
GCBC	Green Co Bcrp MHC of NY (44.0)*	18.34	4,129	33.5	18.75	14.80	18.12	1.21	16.44	11.29	0.73	0.73	7.63	7.63	71.03
HFFC	HF Financial Corp. of SD	19.75	3,514	69.4	27.00	14.05	20.50	-3.66	35.93	8.22	1.74	1.60	15.34	13.93	243.03
HMNF	HMN Financial, Inc. of MN	31.15	4,407	137.3	33.50	25.10	31.90	-2.35	18.85	-5.58	2.27	2.16	19.64	18.72	223.66
HARB	Harbor Florida Bancshrs of FL	37.92	23,905	906.5	39.94	27.75	38.08	-0.42	33.47	9.56	1.82	1.76	12.66	12.50	121.87
HARL	Harleysville Svgs Fin Cp of PA	18.07	3,896	70.4	26.00	15.45	17.91	0.89	13.51	0.06	1.26	1.23	11.80	11.80	192.10
HWFG	Harrington West Fncl Grp of CA	16.51	5,364	88.6	19.70	14.76	16.20	1.91	-2.83	-12.41	1.56	1.53	10.42	9.52	203.81
HBOS	Heritage Fn Gp MHC of GA(30.0)	10.86	11,241	36.6	11.19	10.50	10.86	0.00	8.60	8.60	0.27	0.27	5.79	5.79	33.24
HIFS	Hingham Inst. for Sav. of MA*	40.52	2,090	84.7	45.00	38.60	40.98	-1.12	-2.13	-7.70	2.93	2.93	22.31	22.31	280.29
HCFC	Home City Fin. Corp. of OH	15.40	836	12.9	17.65	14.55	15.40	0.00	-7.84	0.00	0.85	0.84	15.41	15.09	184.18
HOME	Home Fed Bncp MHC of ID (41.0)	12.39	15,209	77.2	13.42	11.00	12.09	2.48	23.90	-1.27	0.31	0.35	6.82	6.82	44.66
HLFC	Home Loan Financial Corp of OH	19.30	1,689	32.6	21.87	14.50	19.30	0.00	-2.03	-4.69	0.90	0.83	13.49	13.49	94.93
HFBC	HopFed Bancorp, Inc. of KY	15.80	3,639	57.5	22.00	15.31	15.94	-0.88	-4.82	-7.66	1.09	1.09	13.37	11.90	159.97
HRZB	Horizon Financial Corp. of WA*	21.74	9,949	216.3	22.70	17.37	20.50	6.05	11.49	5.64	1.36	1.28	10.79	10.73	103.32
HCBK	Hudson City Bancorp, Inc of NJ*	11.78	597,472	7,038.2	12.79	10.09	11.81	-0.25	14.70	2.61	0.42	0.41	9.16	9.16	43.53
ICBC	Independence Comm Bnk Cp of NY*	36.91	83,364	3,077.0	43.38	34.55	36.81	0.27	-3.05	-13.32	2.80	2.87	27.47	12.24	214.50
IFSB	Independence FSB of DC	11.30	1,552	17.5	20.60	8.53	11.79	-4.16	-44.47	2.82	-1.39	-2.02	10.44	10.44	109.43
JXSB	Jcksnville Bcp MHC of IL(47.2)	13.62	1,967	12.6	20.75	11.82	13.62	0.00	-3.40	-19.50	0.45	0.43	9.97	8.45	128.75
JFBI	Jefferson Bancshares Inc of TN	12.73	7,567	96.3	13.50	12.16	13.21	-3.63	0.87	-3.19	0.49	0.49	11.23	11.23	38.92
KFED	K-Fed Bancorp MHC of CA (39.7)	12.58	14,702	73.5	15.62	10.95	12.41	1.37	-1.95	-15.91	0.31	0.30	6.31	6.00	41.89
KNBT	KNBT Bancorp, Inc. of PA	15.80	30,665	484.5	17.65	13.24	15.23	3.74	1.28	-6.51	0.60	0.57	12.02	10.35	78.87
KFFB	KY Fst Fed Bp MHC of KY (45.0)	11.27	8,596	43.6	11.84	10.20	11.39	-1.05	12.70	12.70	0.17	0.17	7.62	5.82	32.36
KRNY	Kearny Fin Cp MHC of NJ (30.0)	12.00	72,738	261.9	12.19	10.00	11.97	0.25	20.00	20.00	0.19	0.19	6.89	5.74	28.13
LSBX	LSB Corp of No. Andover MA*	17.83	4,446	79.3	21.89	15.90	16.20	10.06	4.27	-3.73	1.07	1.40	13.05	13.05	126.09
LSBI	LSB Fin. Corp. of Lafayette IN*	28.08	1,469	41.2	30.48	21.24	28.15	-0.25	28.75	8.00	2.25	2.01	21.28	21.28	249.18
LARL	Laurel Capital Group Inc of PA	21.75	1,940	42.2	26.20	19.39	21.90	-0.68	0.79	0.97	0.98	0.98	14.07	12.31	158.63
LNCB	Lincoln Bancorp of IN	16.50	5,400	89.1	19.75	16.00	16.69	-1.14	-11.53	-14.46	0.71	0.71	18.89	13.75	151.74
MAFB	MAF Bancorp, Inc. of IL	44.47	31,975	1,421.9	47.25	38.38	43.79	1.55	8.28	-0.78	3.13	2.92	29.72	19.81	314.60
MFBC	MFB Corp. of Mishawaka IN	25.25	1,353	34.2	34.00	24.05	26.58	-5.00	-15.86	-15.83	1.11	1.19	27.42	23.85	384.42
MASB	MassBank Corp. of Reading MA*	34.68	4,367	151.4	39.00	34.02	34.21	1.37	0.78	-7.40	1.66	1.59	24.83	24.58	213.66
MTXC	Matrix Bancorp, Inc. of CO	13.00	6,621	86.1	13.91	9.95	13.00	0.00	5.95	3.92	3.55	7.05	14.29	14.29	281.72
MFLR	Mayflower Co-Op. Bank of MA*	14.25	2,072	29.5	19.90	13.38	14.25	0.00	-24.56	-19.26	0.87	0.76	8.89	8.85	111.18
MCBF	Monarch Community Bncrp of MI	13.27	2,709	35.9	14.59	11.00	12.35	7.45	-6.55	2.08	-0.81	-0.87	14.61	10.46	104.11

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of July 22, 2005

	Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outst- anding (000)	Market Capitalization: Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	Price Change Data: 52 Week (1) Low ($)	Price Change Data: Last Week ($)	% Change From: Last Week (%)	% Change From: 52 Wks Ago(2) (%)	% Change From: Dec 31, 2004(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)															
MFSF	MutualFirst Fin. Inc. of IN	22.20	4,608	102.3	24.91	21.38	21.77	1.98	2.12	-8.83	1.12	1.43	19.06	18.87	182.63
NASB	NASB Fin, Inc. of Grandview MO	41.85	8,455	353.8	47.88	28.50	44.95	-6.90	16.44	4.73	2.99	1.84	16.62	16.26	173.46
NHTB	NH Thrift Bancshares of NH	14.40	4,188	60.3	20.25	13.00	14.99	-3.94	-0.69	-12.73	1.12	1.19	10.46	7.56	142.94
NVSL	Naug Vlly Fin MHC of CT (45.0)	11.20	7,604	38.3	11.85	9.80	10.75	4.19	12.00	4.09	0.06	0.21	6.79	6.76	37.24
NTBK	NetBank, Inc. of Alpharetta GA	9.64	46,237	445.7	11.25	7.95	9.16	5.24	-12.68	-7.40	-0.16	-1.78	8.70	6.96	102.84
NMIL	Newmil Bancorp, Inc. of CT*	29.79	4,138	123.3	32.33	26.00	31.63	-5.82	3.26	-4.52	2.14	2.11	13.18	11.21	196.31
FFFD	North Central Bancshares of IA	38.55	1,538	59.3	45.99	35.91	38.55	0.00	4.19	-7.09	3.42	3.53	27.74	24.51	306.38
NWSB	Northwest Bcrp MHC of PA(39.9)*	22.14	50,824	449.2	26.32	19.79	21.08	5.03	3.46	-11.76	1.07	1.06	11.17	8.12	124.76
OSHC	Ocean Shr Hldg MHC of NJ(45.7)	11.49	8,763	46.0	13.05	9.86	11.12	3.33	14.90	-5.04	0.10	0.30	6.84	6.84	60.71
OCFC	OceanFirst Fin. Corp of NJ	24.44	12,743	311.4	25.99	20.20	23.88	2.35	9.79	-0.85	1.51	0.84	10.62	10.51	155.20
ONFC	Oneida Fincl MHC of NY (43.9)*	12.40	7,597	41.8	17.20	10.02	12.50	-0.80	23.02	-9.82	0.47	0.53	6.81	5.06	55.61
PBNC	PFS Bancorp Inc. of Aurora IN(8)	22.60	1,474	33.3	24.26	14.77	22.65	-0.22	9.18	27.97	0.61	0.59	13.90	13.88	90.71
PSBH	PSB Hldgs Inc MHC of CT (46.3)*	10.40	6,943	33.4	12.25	9.50	10.30	0.97	4.00	-13.33	0.16	0.26	7.46	7.46	47.78
PVFC	PVF Capital Corp. of Solon OH	13.98	7,026	98.2	17.21	11.29	13.34	4.80	-3.92	1.30	0.77	0.62	9.32	9.32	115.55
PPBI	Pacific Premier Bncrp of CA	11.70	5,259	61.5	15.13	9.63	11.10	5.41	8.84	-11.76	1.17	1.17	9.05	9.05	120.64
PBCI	Pamrapo Bancorp, Inc. of NJ	21.75	4,976	108.2	24.75	20.03	21.43	1.49	2.84	-12.05	1.60	1.60	11.25	11.25	128.58
PFED	Park Bancorp of Chicago IL	29.76	1,141	34.0	40.50	29.40	30.37	-2.01	-3.22	-3.06	1.90	2.43	26.94	26.94	228.79
PVSA	Parkvale Financial Corp of PA	29.60	5,623	166.4	33.20	25.35	28.25	4.78	11.66	2.81	1.90	1.83	19.71	13.99	336.39
PRTR	Partners Trust Fin. Grp. of NY*	11.96	49,988	597.9	12.00	9.31	10.95	9.22	19.84	2.66	0.39	0.48	10.99	5.63	74.80
PBHC	Pathfinder BC MHC of NY (35.5)*	14.01	2,453	12.2	26.50	14.01	14.01	0.00	-7.83	-16.36	0.50	0.31	8.54	6.74	125.81
PFSB	PennFed Fin. Services of NJ	19.68	13,499	265.7	20.27	13.02	18.43	6.78	23.77	22.39	1.07	1.07	9.20	9.20	147.89
PFDC	Peoples Bancorp of Auburn IN	20.20	3,362	67.9	24.98	18.50	19.89	1.56	-17.55	-5.08	1.33	1.39	19.31	18.50	146.44
PBCT	Peoples Bank MHC of CT (42.0)*	32.09	141,400	1,902.6	32.60	20.00	31.28	2.59	57.46	23.76	0.88	0.76	8.84	8.09	77.30
PCBI	Peoples Community Bcrp. of OH	20.85	3,901	81.3	24.35	18.50	20.46	1.91	-10.74	-11.76	0.74	0.61	19.26	17.70	233.32
PSFC	Peoples Sidney Fin. Corp of OH	14.22	1,433	20.4	17.95	13.03	13.68	3.95	-11.13	-0.97	0.70	0.70	12.32	12.32	94.99
PFSL	Pocahontas Bancorp, Inc. of AR	13.07	4,642	60.7	17.45	13.07	13.66	-4.32	-25.36	-15.18	0.48	0.27	10.97	7.81	157.81
PROV	Provident Fin. Holdings of CA	30.57	6,957	212.7	30.96	22.82	29.35	4.16	32.91	6.11	2.69	0.88	17.68	17.66	234.60
PBNY	Provident NY Bncrp, Inc. of NY	12.32	45,505	560.6	13.80	10.00	11.87	3.79	14.60	-6.60	0.40	0.39	8.98	5.20	55.34
PBIP	Prudential Bncp MHC PA (45.0)*	11.59	12,564	65.5	11.59	8.50	11.24	3.11	15.90	15.90	0.25	0.27	7.23	7.23	35.68
PULB	Pulaski Fin Cp of St. Louis MO	17.81	8,432	150.2	18.74	11.23	17.67	0.79	54.47	30.29	0.82	0.55	5.33	5.28	84.05
RPFG	Ranier Pacific Fin Group of WA*	17.25	6,989	120.6	18.35	14.50	15.76	9.45	2.74	-3.63	0.47	0.51	12.66	12.63	110.09
RIVR	River Valley Bancorp of IN	21.05	1,580	33.3	24.30	19.00	20.50	2.68	-3.22	-6.44	1.43	1.27	14.24	14.22	191.04
RVSB	Riverview Bancorp, Inc. of WA	21.35	5,805	123.9	22.50	20.25	21.27	0.38	4.04	-5.11	1.06	1.13	15.06	10.33	127.04
RCKB	Rockville Fin MHC of CT (45.0)*	15.16	19,435	132.6	15.79	9.72	13.65	11.06	51.60	51.60	0.17	0.17	7.25	7.20	49.45
ROME	Rome Bancorp, Inc. of Rome NY*	10.00	9,642	96.4	15.09	9.27	10.00	0.00	-23.14	-21.81	0.27	0.26	9.55	9.55	32.50
SIFI	SI Fin Gp Inc MHC of CT (40.0)*	12.20	12,564	61.3	12.40	9.74	11.85	2.95	22.00	-0.41	0.11	0.25	6.41	6.38	49.93
SVBI	Severn Bancorp, Inc. of MD	18.64	8,318	155.0	24.39	15.31	18.90	-1.38	21.20	-22.66	1.57	1.52	7.55	7.51	89.41
SFFS	Sound Fed Bancorp, Inc. of NY	16.50	12,377	204.2	16.73	12.72	16.58	-0.48	28.40	1.54	0.44	0.45	10.27	9.15	81.36
SSFC	South Street Fin. Corp. of NC	9.51	3,038	28.9	10.80	9.05	9.51	0.00	-2.16	-5.84	0.41	0.41	8.42	8.42	72.29
SYNF	Synergy Financial Group of NJ	12.22	12,385	151.3	13.69	9.90	11.76	3.91	21.71	-9.08	0.35	0.35	8.30	8.23	72.37
THRD	TF Fin. Corp. of Newtown PA	28.44	2,950	83.9	33.00	26.25	28.00	1.57	5.33	-11.13	2.18	2.17	20.63	19.03	217.12
TONE	TierOne Corp. of Lincoln NE	27.65	18,148	501.8	28.26	19.88	27.46	0.69	37.56	11.27	1.38	1.29	15.47	12.51	167.55
TSBK	Timberland Bancorp, Inc. of WA	23.05	3,759	86.6	25.00	21.60	22.40	2.90	4.06	0.88	1.52	1.54	19.07	17.03	142.29
TRST	TrustCo Bank Corp NY of NY	13.38	74,896	1,002.1	14.19	10.73	13.19	1.44	6.95	-2.97	0.77	0.68	3.13	3.12	38.44
UCBC	Union Community Bancorp of IN	16.47	1,939	31.9	19.14	15.60	15.82	4.11	-7.21	-10.25	0.85	0.81	17.36	15.97	134.77
UCFC	United Community Fin. of OH	11.10	31,011	344.2	12.10	10.00	11.05	0.45	-3.90	-0.89	0.61	0.57	8.30	7.13	78.10
UBNK	United Fin Grp MHC of MA(46.6)	11.85	17,206	95.0	11.90	11.06	11.70	1.28	18.50	18.50	0.34	0.34	7.50	7.50	50.05
UTBI	United Tenn. Bankshares of TN	21.55	1,186	25.6	22.00	16.59	21.39	0.75	19.26	5.12	1.70	2.01	15.89	15.33	99.70
WSFS	WSFS Financial Corp. of DE*	56.75	6,860	389.3	62.75	48.14	54.62	3.90	15.93	-5.42	3.86	3.74	27.85	27.62	382.23
WVFC	WVS Financial Corp. of PA	16.65	2,405	40.0	18.14	16.00	16.65	0.00	-3.14	-4.53	1.12	1.03	11.99	11.99	177.11
WFSL	Washington Federal, Inc. of WA	23.43	86,777	2,033.2	25.25	21.83	23.67	-1.01	4.46	-2.90	1.65	1.69	13.53	12.86	91.39
WAYN	Wayne Savings Bancshares of OH	15.28	3,625	55.4	18.00	13.91	16.00	-4.50	-3.90	-4.50	-0.31	0.13	11.09	10.46	111.28
WGBC	Willow Grove Bancorp Inc of PA	15.28	9,714	148.4	19.55	14.16	15.20	0.53	-4.08	-19.24	0.67	0.70	10.77	10.68	101.88

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1
Weekly Thrift Market Line - Part Two
Prices As Of July 22, 2005

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings: ROA(5) (%)	Reported Earnings: ROE(5) (%)	Reported Earnings: ROI(5) (%)	Core Earnings: ROA(5) (%)	Core Earnings: ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi-dend Yield (%)	Payout Ratio(7) (%)
Market Averages. All Public Companies(no MHCs)																		
SAIF-Insured Thrifts(117)	9.64	8.77	0.75	8.47	5.08	0.69	7.17	0.60	192.14	0.92	18.37	148.45	13.94	162.96	19.42	0.45	2.22	35.39
BIF-Insured Thrifts(26)	12.49	10.33	0.93	9.21	5.25	0.96	9.28	0.24	435.67	1.01	19.56	156.07	18.37	186.60	20.10	0.49	2.23	37.43
NYSE Traded Companies(13)	9.80	7.35	1.07	13.37	6.55	0.95	10.94	0.28	274.95	0.89	15.10	185.43	16.68	224.88	17.60	0.56	2.09	24.74
AMEX Traded Companies(7)	8.23	7.97	0.71	8.08	5.08	0.72	8.49	0.62	255.87	0.98	16.21	137.84	11.26	141.75	15.16	0.37	1.70	22.86
NASDAQ Listed OTC Companies(123)	10.30	9.29	0.76	8.16	4.97	0.72	7.18	0.55	231.19	0.94	19.07	146.94	14.75	163.27	19.96	0.45	2.26	37.59
California Companies(13)	8.42	7.78	1.09	13.63	7.34	0.83	10.10	0.17	422.14	0.81	15.22	171.51	14.21	175.46	18.44	0.44	1.64	22.61
Florida Companies(7)	6.74	6.28	0.80	11.08	4.29	0.80	11.09	0.18	237.61	0.80	24.67	240.75	16.82	253.91	25.07	0.20	0.72	16.94
Mid-Atlantic Companies(37)	10.41	8.76	0.86	9.42	4.90	0.82	8.49	0.25	295.76	0.97	19.77	155.54	16.14	185.70	19.79	0.44	2.27	40.13
Mid-West Companies(51)	10.25	9.34	0.60	6.25	4.47	0.56	5.76	0.90	128.98	0.93	18.41	129.92	12.95	143.79	19.71	0.51	2.61	41.79
New England Companies(11)	11.93	10.29	0.78	8.03	5.07	0.83	8.26	0.08	566.38	1.05	16.12	149.34	17.40	171.50	18.44	0.53	2.23	37.76
North-West Companies(7)	11.00	9.80	1.12	10.08	6.00	1.10	9.69	0.24	482.54	1.17	18.58	159.75	17.06	178.65	18.62	0.57	2.45	42.79
South-East Companies(13)	11.80	11.34	0.74	6.90	4.06	0.69	5.76	0.73	157.85	0.90	18.98	140.16	15.28	147.78	19.16	0.45	2.42	36.77
South-West Companies(3)	6.41	4.18	0.60	8.13	5.59	0.44	5.67	0.20	171.34	0.47	17.99	130.02	8.52	205.58	18.42	0.00	0.00	0.00
Western Companies (Excl CA)(1)	5.07	5.07	1.29	28.35	27.31	2.56	0.00	1.78	34.47	0.84	3.66	90.97	4.61	90.97	1.84	0.00	0.00	0.00
Thrift Strategy(136)	10.27	9.16	0.77	8.39	5.05	0.73	7.42	0.53	236.18	0.94	18.74	148.00	14.74	164.45	19.48	0.46	2.26	36.64
Mortgage Banker Strategy(5)	8.11	6.57	1.14	14.46	6.72	0.89	11.23	0.04	0.00	0.86	15.48	198.87	16.09	255.31	22.00	0.38	1.32	19.27
Real Estate Strategy(1)	8.07	8.07	0.70	8.46	5.51	0.56	6.81	1.55	35.29	0.67	18.16	150.00	12.10	150.00	22.55	0.30	2.15	38.96
Diversified Strategy(1)	7.29	7.23	1.09	13.89	6.80	1.05	13.46	0.23	393.11	1.48	14.70	203.77	14.85	205.47	15.17	0.28	0.49	7.25
Companies Issuing Dividends(129)	10.38	9.26	0.82	8.79	5.20	0.77	8.09	0.53	235.99	0.95	18.71	151.09	15.19	168.90	19.70	0.51	2.47	39.71
Companies Without Dividends(14)	8.27	7.30	0.48	6.98	4.26	0.44	2.52	0.52	232.77	0.81	17.24	139.24	10.96	152.68	17.49	0.00	0.00	0.00
Equity/Assets <6%(14)	5.05	4.54	0.59	11.12	7.07	0.55	6.76	0.38	296.89	0.84	15.95	151.83	7.56	161.82	16.83	0.28	1.42	21.36
Equity/Assets 6-12%(92)	8.71	8.07	0.81	9.53	5.36	0.72	8.44	0.56	214.41	0.94	17.66	160.00	13.88	174.75	18.74	0.50	2.23	35.80
Equity/Assets >12%(37)	15.78	13.28	0.79	5.35	3.73	0.85	5.69	0.55	254.29	0.97	22.53	124.41	19.74	150.27	22.77	0.42	2.52	44.19
Converted Last 3 Mths (no MHC)(2)	19.52	18.91	0.67	6.12	2.15	0.79	6.74	0.08	129.17	0.60	28.05	118.53	23.29	122.47	28.73	0.14	1.19	33.33
Actively Traded Companies(12)	9.61	8.71	1.02	10.55	6.08	1.03	10.62	0.34	289.74	0.95	17.13	163.94	15.70	190.62	17.54	0.73	2.81	42.02
Market Value Below $20 Million(7)	7.50	7.14	0.00	0.13	-0.77	-0.21	-4.07	0.83	96.75	0.78	15.59	107.36	8.06	113.94	16.59	0.20	1.50	38.39
Holding Company Structure(137)	10.22	9.07	0.79	8.65	5.17	0.75	7.66	0.53	237.52	0.94	18.67	150.12	14.86	168.36	19.61	0.46	2.27	36.42
Assets Over $1 Billion(59)	10.17	8.39	0.97	11.21	5.80	0.90	9.39	0.34	321.10	0.95	18.09	175.23	17.16	205.16	19.72	0.46	2.02	32.31
Assets $500 Million-$1 Billion(40)	9.08	8.28	0.78	8.83	5.83	0.78	8.70	0.49	202.31	0.93	19.07	144.16	12.78	157.22	18.91	0.48	2.22	39.38
Assets $250-$500 Million(26)	10.72	10.10	0.58	5.99	4.36	0.53	4.77	0.80	176.24	0.92	17.90	123.44	12.76	133.81	18.36	0.47	2.38	34.65
Assets less than $250 Million(18)	11.93	11.66	0.45	3.22	2.21	0.43	3.01	0.97	95.70	0.92	20.39	118.78	14.33	122.52	22.36	0.40	2.69	43.47
Goodwill Companies(105)	9.93	8.47	0.79	8.54	4.92	0.72	7.43	0.45	255.49	0.98	18.62	152.92	14.89	176.43	19.61	0.48	2.25	36.85
Non-Goodwill Companies(37)	10.78	10.78	0.78	8.99	5.75	0.79	8.12	0.80	147.40	0.81	18.55	142.55	14.45	142.55	19.40	0.40	2.20	33.88
Acquirors of FSLIC Cases(5)	10.02	9.79	0.58	5.76	1.75	0.33	2.46	0.58	137.86	0.73	17.55	148.83	14.93	151.65	21.06	0.46	2.09	27.23

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of July 22, 2005

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Reported Earnings			Core Earnings												
	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (x)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. MHC Institutions																		
SAIF-Insured Thrifts(21)	17.15	16.52	0.55	3.12	1.76	0.60	3.52	0.30	213.13	0.72	32.47	179.34	30.41	186.24	33.10	0.33	1.79	29.09
BIF-Insured Thrifts(11)	12.48	11.74	0.66	6.06	2.69	0.69	6.31	0.41	241.12	0.89	27.34	206.82	25.32	209.56	27.35	0.35	1.92	50.09
AMEX Traded Companies(2)	15.55	15.55	0.83	5.17	2.74	0.79	4.92	0.35	206.71	1.15	33.38	189.68	29.35	189.68	35.13	0.34	1.84	66.75
NASDAQ Listed OTC Companies(30)	15.54	14.83	0.57	4.06	2.03	0.62	4.45	0.35	225.86	0.75	30.05	188.72	28.62	194.05	30.82	0.34	1.84	32.99
California Companies(1)	15.06	14.32	0.75	6.26	2.46	0.73	6.06	0.07	507.61	0.44	NM	199.37	30.03	209.67	NM	0.24	1.91	0.00
Mid-Atlantic Companies(15)	14.14	13.35	0.60	4.63	2.39	0.65	4.98	0.36	206.46	0.70	28.10	179.46	24.98	194.97	29.51	0.24	1.63	40.85
Mid-West Companies(5)	19.22	17.87	0.49	1.45	1.54	0.48	1.39	0.23	110.62	0.53	27.98	176.93	31.19	190.99	28.68	0.67	3.29	66.67
New England Companies(7)	14.66	14.49	0.53	4.28	1.74	0.63	5.29	0.32	264.88	0.97	35.66	205.27	29.09	179.49	37.43	0.25	1.24	21.16
South-East Companies(3)	18.78	18.44	0.76	4.85	1.92	0.67	4.49	0.61	191.41	1.31	NM	215.53	41.74	219.63	NM	0.55	1.94	0.00
Western Companies (Excl CA)(1)	15.27	15.27	0.71	4.59	2.50	0.80	5.18	0.16	275.69	0.66	39.97	181.67	27.74	181.67	35.40	0.20	1.61	64.52
Thrift Strategy(31)	15.68	15.02	0.57	3.93	2.06	0.62	4.34	0.35	221.10	0.77	29.77	183.16	28.25	193.76	31.18	0.32	1.81	37.49
Diversified Strategy(1)	11.44	10.47	1.16	10.35	2.74	1.00	8.94	0.22	301.65	0.88	36.47	363.01	41.51	0.00	NM	0.88	2.74	0.00
Companies Issuing Dividends(25)	15.69	14.85	0.62	4.43	2.18	0.64	4.64	0.34	236.83	0.78	30.34	192.85	29.18	199.26	30.52	0.43	2.35	62.48
Companies Without Dividends(7)	15.03	14.97	0.48	3.07	1.69	0.59	3.92	0.36	174.30	0.78	30.28	174.25	26.82	174.91	33.16	0.00	0.00	0.00
Equity/Assets <6%(1)	5.26	4.93	0.09	1.64	0.86	0.12	2.05	0.20	172.57	0.66	NM	198.86	10.45	212.12	NM	0.50	3.57	0.00
Equity/Assets 6-12%(9)	9.64	8.97	0.46	4.79	2.50	0.45	4.65	0.41	210.29	0.81	27.71	215.68	21.32	215.12	28.47	0.54	2.19	39.95
Equity/Assets >12%(22)	18.43	17.74	0.67	3.97	1.96	0.73	4.52	0.33	231.88	0.77	32.94	177.32	32.50	185.16	33.12	0.25	1.62	35.85
Holding Company Structure(28)	15.23	14.53	0.56	3.86	2.05	0.60	4.30	0.37	213.59	0.82	29.77	184.20	27.66	195.57	31.18	0.33	1.82	35.60
Assets Over $1 Billion(5)	15.83	14.22	0.53	3.63	1.48	0.44	3.09	0.39	132.53	0.92	28.58	262.08	39.42	265.72	20.89	0.98	3.17	44.86
Assets $500 Million-$1 Billion(11)	14.45	14.30	0.52	3.80	1.84	0.58	4.42	0.32	279.97	0.71	37.40	185.26	26.47	188.18	36.49	0.19	1.36	31.44
Assets $250-$500 Million(14)	15.43	14.59	0.58	4.36	2.28	0.65	4.89	0.37	217.29	0.80	27.10	170.46	26.01	183.40	29.31	0.22	1.64	36.98
Assets less than $250 Million(2)	21.68	21.68	1.19	5.57	3.44	1.17	5.44	0.29	192.67	0.64	29.53	153.18	32.44	153.18	30.41	0.34	2.58	70.00
Goodwill Companies(15)	14.36	12.93	0.52	4.38	1.92	0.56	4.78	0.44	204.96	0.87	28.37	194.66	27.94	206.10	25.32	0.38	2.13	37.18
Non-Goodwill Companies(17)	16.59	16.59	0.65	3.91	2.22	0.69	4.22	0.27	242.20	0.69	31.73	183.60	29.30	183.60	33.14	0.30	1.58	37.57
MHC Institutions(32)	15.55	14.87	0.59	4.13	2.08	0.63	4.48	0.35	224.32	0.78	30.33	188.78	28.66	193.76	31.18	0.34	1.84	37.49
MHC Converted Last 3 Months(4)	14.47	14.45	0.61	4.28	2.59	0.61	4.25	0.50	217.55	1.01	30.28	174.62	25.64	174.98	30.60	0.00	0.00	0.00

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations.
The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of July 22, 2005

	Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NYSE Traded Companies																			
AF	Astoria Financial Corp. of NY	6.10	5.29	0.98	16.34	7.34	1.02	16.89	NA	NA	0.60	13.63	220.28	13.44	254.03	13.19	0.80	2.82	38.46
BBX	BankAtlantic Bancorp of FL	7.60	6.32	1.25	16.20	6.64	1.26	16.32	NA	NA	0.90	15.06	225.42	17.13	271.14	14.94	0.14	0.74	11.11
CFB	Commercial Federal Corp. of NE(8)	6.89	5.36	0.65	10.01	5.79	0.65	10.11	0.75	115.18	1.12	17.29	167.47	11.54	215.25	17.11	0.58	1.71	29.59
DSL	Downey Financial Corp. of CA	6.72	6.70	1.18	18.35	8.49	0.70	10.84	0.15	144.02	0.24	11.78	196.93	13.23	197.47	19.93	0.40	0.51	5.97
FED	FirstFed Financial Corp. of CA	5.88	5.83	1.05	14.94	6.58	1.00	14.16	0.08	NA	1.05	15.19	212.81	12.52	214.89	16.03	0.00	0.00	0.00
FBC	Flagstar Bancorp, Inc. of MI	5.21	5.21	0.98	17.62	10.87	0.79	14.16	0.67	38.52	0.28	9.20	156.46	8.15	156.46	11.44	1.00	5.33	49.02
NDE	IndyMac Bancorp, Inc. of CA	7.40	6.95	1.31	17.58	8.17	-0.47	-6.36	0.54	55.64	0.44	12.24	210.01	15.54	223.67	NM	1.52	3.40	41.64
NYB	New York Community Bcrp of NY*	13.00	4.78	1.29	9.90	6.59	1.74	13.39	0.17	181.99	0.50	15.17	149.92	19.48	NM	11.21	1.00	5.54	NM
NAL	NewAlliance Bancshares of CT*	21.76	14.49	0.27	1.32	0.96	0.87	4.24	0.16	352.75	1.17	NM	117.78	25.62	176.82	32.38	0.20	1.37	NM
PFB	PFF Bancorp, Inc. of Pomona CA	8.62	8.59	1.22	14.12	5.98	1.17	13.46	NA	NA	0.95	16.72	231.75	19.97	232.59	17.53	0.60	1.86	31.09
PFS	Provident Fin. Serv. Inc of NJ*	17.50	10.58	0.96	5.35	4.06	0.96	5.35	0.09	601.87	0.92	24.64	118.92	20.81	196.66	24.64	0.32	1.76	43.24
SOV	Sovereign Bancorp, Inc. of PA	9.16	4.78	0.93	11.17	5.05	0.94	11.26	NA	NA	1.07	19.82	180.33	16.52	345.33	19.66	0.16	0.66	13.01
WES	Westcorp of Irvine CA	8.66	8.66	1.47	17.59	7.87	1.47	17.59	0.36	549.87	2.56	12.70	204.54	17.72	204.61	12.70	0.60	1.09	13.86
AMEX Traded Companies																			
BHL	Berkshire Hills Bancorp of MA*	9.92	9.36	0.94	9.50	6.13	0.85	8.59	0.13	576.16	1.13	16.32	154.25	15.31	163.46	18.06	0.48	1.41	23.08
CNY	Carver Bancorp, Inc. of NY	7.31	7.31	0.45	6.07	6.22	0.85	11.39	0.16	410.52	0.96	16.08	93.12	6.81	93.12	8.57	0.28	1.64	26.42
EFC	EFC Bancorp, Inc of Elgin IL(8)	8.51	8.51	0.64	7.55	3.76	0.80	9.45	0.29	160.52	0.57	26.60	193.83	16.50	193.83	21.25	0.65	1.87	49.62
FDT	Federal Trust Corp of FL	6.28	6.28	0.62	10.02	3.83	0.68	10.96	0.40	158.15	0.73	26.12	225.96	14.19	225.96	23.89	0.12	1.07	27.91
GOV	Gouverneur Bcp MHC of NY(42.6)	16.26	16.26	0.88	5.07	3.00	0.83	4.82	0.42	173.45	0.90	33.38	167.29	27.19	167.29	35.13	0.28	2.10	70.00
SZB	SouthFirst Bancshares of AL	7.18	6.79	-0.26	-3.51	-4.35	-0.18	-2.41	1.74	40.40	1.02	NM	82.94	5.95	87.59	NM	0.40	3.41	NM
TSH	Teche Hlding Cp of N Iberia LA	8.65	8.06	0.91	9.76	7.27	0.91	9.73	0.67	94.14	0.85	13.75	133.00	11.50	142.60	13.80	0.96	2.69	36.92
WSB	Washington SB, FSB of Bowie MD	10.03	10.03	1.60	16.67	11.41	1.22	12.72	NA	NA	1.20	8.76	137.79	13.82	137.79	11.48	0.00	0.00	0.00
WFD	Westfield Finl MHC of MA(43.7)*	14.85	14.85	0.79	5.27	2.49	0.75	5.02	0.28	239.97	1.40	NM	212.07	31.50	212.07	NM	0.40	1.58	63.49
NASDAQ Listed OTC Companies																			
ABBC	Abington Com Bcp MHC PA (45.0)	15.91	15.91	0.71	4.33	2.67	0.71	4.33	0.04	497.15	0.34	37.39	164.53	26.18	164.53	37.39	0.20	1.62	60.61
AABC	Access Anytime Bancorp of NM	5.44	2.87	0.40	6.58	5.14	0.16	2.65	0.15	259.55	0.71	19.44	111.38	6.06	211.16	NM	0.00	0.00	0.00
ALLB	Alliance Bank MHC of PA (20.0)*	8.87	8.87	0.48	5.18	2.45	0.47	5.08	0.97	70.12	1.24	NM	216.10	19.17	216.10	NM	0.36	1.67	67.92
ASBI	Ameriana Bancorp of IN	9.00	8.87	0.40	4.37	3.75	0.36	3.96	1.54	50.23	1.70	26.67	116.98	10.52	118.71	29.39	0.64	4.44	NM
ABCWE	Anchor BanCorp Wisconsin of WI	8.15	7.63	1.16	14.38	6.39	0.97	12.07	NA	NA	0.77	15.66	216.84	17.68	231.67	18.66	0.64	2.05	32.16
ACFC	Atl Cst Fed Cp of GA MHC(40.0)	14.76	14.30	0.58	6.30	1.87	0.58	6.30	1.01	63.91	0.79	NM	195.03	28.78	201.21	NM	0.24	1.80	NM
ALFC	Atlantic Liberty Fincl of NY	15.40	15.40	1.12	7.52	4.92	1.42	9.54	NA	NA	0.60	20.33	148.46	22.86	148.46	16.03	0.32	1.28	26.02
BCSB	BCSB Bankcorp MHC of MD (36.4)	5.26	4.93	0.09	1.64	0.86	0.12	2.05	0.20	172.57	0.66	NM	198.86	10.45	212.12	NM	0.50	3.57	NM
BFCF	BFC Financial Corp. of FL	1.59	0.32	0.16	9.95	4.34	0.16	9.95	0.21	294.21	0.95	23.05	229.34	3.64	NM	23.05	0.00	0.00	0.00
BKMU	Bank Mutual Corp of WI	15.92	14.32	0.91	4.71	4.19	0.89	4.61	0.27	150.80	0.71	23.85	129.52	20.62	144.03	24.36	0.24	2.10	50.00
BFIN	BankFinancial Corp. of IL	18.00	16.78	0.14	0.80	0.74	0.42	2.31	NA	NA	0.98	NM	108.45	19.52	116.34	NM	0.00	0.00	0.00
BKUNA	BankUnited Fin. Corp. of FL	4.96	4.67	0.30	5.55	3.39	0.25	4.67	0.10	260.46	0.33	29.49	161.14	7.99	171.01	35.00	0.02	0.08	2.25
BFBC	Benjamin Frkln Bncrp Inc of MA*	12.55	8.06	0.29	2.30	2.13	0.32	2.55	0.06	971.30	0.84	NM	108.14	13.58	168.37	NM	0.00	0.00	0.00
BHBC	Beverly Hills Bncorp Inc of CA	12.28	12.06	1.31	10.49	7.64	1.31	10.49	NA	NA	0.93	13.10	137.84	16.93	140.31	13.10	0.50	4.55	59.52
BRBI	Blue River Bancshares of IN	7.53	5.84	-0.15	-1.91	-1.67	0.02	0.21	1.80	52.83	1.27	NM	117.65	8.86	151.69	NM	0.00	0.00	NM
BOFI	Bofi Holding, Inc. Of CA	11.45	11.45	0.44	5.33	3.00	0.44	5.33	NA	NA	0.30	33.29	126.80	14.51	126.80	33.29	0.00	0.00	0.00
BYFC	Broadway Financial Corp. of CA	4.65	4.65	0.59	12.24	8.49	0.52	10.82	0.04	NA	0.61	11.78	134.62	6.25	134.62	13.32	0.20	1.63	19.23
BRKL	Brookline Bancorp, Inc. of MA*	27.65	25.57	1.05	3.30	1.96	1.02	3.19	0.09	NA	1.38	NM	164.32	45.44	177.72	NM	0.34	2.08	NM
BFSB	Brooklyn Fed MHC of NY (30.0)	20.87	20.87	1.06	5.08	2.30	1.02	4.90	0.51	50.26	0.54	NM	221.09	46.15	221.09	NM	0.00	0.00	0.00
CITZ	CFS Bancorp, Inc of Munster IN	11.25	11.15	-0.53	-4.97	-4.53	-0.45	-4.23	NA	NA	1.37	NM	114.14	12.84	115.21	NM	0.48	3.56	NM
CFFN	Capitol Fd Fn MHC of KS (29.9)	10.10	10.10	-0.99	-9.40	-3.15	-1.00	-9.48	0.09	57.40	0.09	NM	311.01	31.40	311.01	NM	2.00	5.58	NM
CEBK	Central Bncrp of Somerville MA*	7.34	6.91	0.49	6.11	5.54	0.39	4.97	0.04	NA	0.95	18.06	116.33	8.54	123.52	22.21	0.72	2.57	46.45
GCFC	Central Federal Corp. of OH	12.68	11.37	-0.76	-5.97	-5.20	-1.12	-8.84	0.43	169.98	0.94	NM	114.81	14.56	128.04	NM	0.36	3.60	NM
CHFN	Charter Fincl MHC of GA (19.1)	24.15	23.60	0.90	3.60	1.41	0.62	2.50	0.62	95.46	1.90	NM	263.99	63.76	270.13	NM	1.40	4.02	NM
CHEV	Cheviot Fin Cp MHC of OH(45.0)	27.62	27.62	0.89	3.20	2.13	0.89	3.20	NA	NA	0.34	NM	150.06	41.45	150.06	NM	0.24	2.04	NM
CTZN	Citizens First Bancorp of MI	11.22	10.31	0.61	5.16	4.68	0.61	5.16	0.49	189.45	1.09	21.37	108.22	12.14	117.79	21.37	0.36	1.67	35.64
CSBC	Citizens South Banking of NC	13.77	12.35	0.56	3.97	3.06	0.70	4.98	0.34	187.45	0.99	32.69	130.64	17.99	145.71	26.02	0.28	2.20	71.79
CSBK	Clifton Svg Bp MHC of NJ(45.0)	24.11	24.11	0.66	2.58	1.59	0.70	2.73	NA	NA	0.31	NM	160.90	38.80	160.90	NM	0.20	1.87	NM
CFCP	Coastal Fin. Corp. of SC	6.17	6.17	1.19	18.79	5.94	1.15	18.16	0.29	277.39	1.29	16.83	299.41	18.48	299.41	17.41	0.20	1.32	22.22
COBK	Colonial Banc MHC of NJ (46.0)	10.83	10.83	0.61	5.59	3.89	0.59	5.46	NA	NA	0.82	25.71	143.81	15.57	143.81	26.34	0.00	0.00	0.00
CCBI	Commercial Capital Bcrp of CA	12.24	5.05	1.64	13.95	6.94	1.58	13.52	0.12	443.91	0.69	14.41	159.00	19.46	NM	14.87	0.28	1.49	21.54
CFFC	Community Fin. Corp. of VA	7.84	7.84	1.04	12.64	8.47	1.07	13.05	0.14	551.28	0.89	11.81	143.87	11.28	143.87	11.43	0.44	2.04	24.04
CIBI	Community Inv. Bncp. Inc of OH	10.60	10.60	0.75	6.85	5.93	0.70	6.37	1.14	45.71	0.64	16.86	117.69	12.47	117.69	18.13	0.38	2.62	44.19
DCOM	Dime Community Bancshars of NY*	8.78	7.08	1.18	14.17	6.67	1.27	15.36	0.15	309.13	0.61	15.00	207.36	18.21	257.21	13.84	0.56	3.49	52.34
ESBF	ESB Financial Corp. of PA	7.27	4.69	0.71	10.10	5.93	0.71	10.10	NA	NA	0.99	16.86	135.85	9.87	210.40	16.86	0.40	3.04	51.28
ESBK	Elmira Svgs Bank, FSB of NY*	6.79	6.66	0.84	12.06	7.87	0.77	11.11	NA	NA	1.00	12.71	153.76	10.45	156.92	13.79	0.80	2.90	36.87

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of July 22, 2005

	Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
	NASDAQ Listed OTC Companies (continued)																		
FFDF	FFD Financial Corp of Dover OH	12.19	12.19	0.57	4.63	3.88	0.46	3.72	NA	NA	0.56	25.76	118.55	14.46	118.55	32.08	0.44	2.59	66.67
FMCO	FMS Fin Corp. of Burlington NJ	5.70	5.50	0.67	12.32	7.37	0.64	11.75	0.24	160.36	1.12	13.57	160.40	9.14	166.03	14.23	0.12	0.69	9.30
FFCO	FedFirst Fin MHC of PA (45.0)	15.20	14.84	-0.34	-2.22	-1.68	0.18	1.18	0.14	168.60	0.44	NM	132.20	20.10	135.40	NM	0.00	0.00	NM
FSBI	Fidelity Bancorp, Inc. of PA	6.31	5.88	0.61	9.55	6.33	0.60	9.34	NA	NA	0.77	15.79	147.54	9.30	158.16	16.15	0.52	2.44	38.52
FFFL	Fidelity Bankshares, Inc of FL	7.18	7.09	0.71	11.09	3.04	0.74	11.66	NA	NA	0.57	32.90	314.54	22.59	318.35	31.27	0.32	1.01	33.33
FBTC	First BancTrust Corp of IL	11.89	11.89	0.57	4.81	4.08	0.45	3.79	0.81	124.46	1.92	24.52	116.65	13.87	116.65	31.10	0.24	1.88	46.15
FBEI	First Bancorp of Indiana of IN	10.31	9.62	0.22	1.95	1.80	0.17	1.52	0.06	661.25	0.56	NM	109.95	11.34	117.92	NM	0.60	3.00	NM
FBSI	First Bancshares, Inc. of MO	10.91	10.74	0.95	8.91	8.65	0.96	8.97	NA	NA	0.68	11.56	104.82	11.43	106.45	11.48	0.16	0.87	10.00
FCAP	First Capital, Inc. of IN	9.48	8.13	0.81	8.16	7.09	0.77	7.80	NA	NA	0.66	14.10	117.26	11.12	136.66	14.76	0.60	3.20	45.11
FCFL	First Community Bk Corp of FL	9.20	9.03	0.95	9.63	3.96	0.93	9.44	0.01	NA	1.25	25.25	229.36	21.11	233.64	25.77	0.00	0.00	0.00
FDEF	First Defiance Fin. Corp of OH	10.54	7.70	0.84	7.53	4.77	0.90	8.00	0.37	260.05	1.18	20.98	143.47	15.12	196.34	19.74	0.88	2.93	61.54
FFSW	First Fed Banc of SW Inc of NM(8)	9.83	9.72	0.82	8.39	5.97	0.72	7.29	NA	NA	0.84	16.75	140.47	13.81	142.16	19.26	0.20	1.30	21.74
FFFS	First Fed Serv MHC of IL(45.0)	27.10	27.10	1.50	6.07	3.89	1.50	6.07	0.15	211.88	0.38	25.69	139.07	37.69	139.07	25.69	0.40	3.05	NM
FFNM	First Fed of N. Michigan of MI	13.04	11.63	0.16	1.20	1.49	0.13	1.03	1.02	47.91	0.65	NM	80.43	10.49	90.18	NM	0.20	2.13	NM
FFBH	First Fed. Bancshares of AR	9.66	9.66	1.09	10.68	6.94	1.04	10.14	1.13	22.14	0.29	14.42	153.30	14.81	153.30	15.19	0.48	2.11	30.38
FFBI	First Federal Bancshares of IL	7.29	6.79	0.48	5.60	5.54	0.45	5.26	NA	NA	0.64	18.04	117.43	8.56	125.99	19.21	0.48	2.31	41.74
FFSX	First Federal Bankshares of IA	12.40	9.19	0.87	7.20	7.01	1.02	8.41	0.88	97.28	1.13	14.27	103.03	12.78	139.06	12.22	0.40	1.96	27.97
FFCH	First Fin. Holdings Inc. of SC	6.82	5.91	1.03	15.10	6.87	1.10	16.19	0.36	157.17	0.75	14.57	214.13	14.61	247.33	13.58	0.92	3.05	44.44
FFHS	First Franklin Corp. of OH	8.75	8.75	0.20	2.28	2.14	0.16	1.79	1.22	44.69	0.71	NM	106.94	9.36	106.94	NM	0.32	2.08	NM
FKFS	First Keystone Fin., Inc of PA	5.06	5.06	0.35	6.68	5.05	0.35	6.62	0.98	36.65	0.67	19.80	135.99	6.88	135.99	20.00	0.44	2.22	44.00
CASH	First Midwest Fin., Inc. of IA	5.65	5.22	0.28	4.69	4.71	0.26	4.31	0.05	NA	1.28	21.25	102.84	5.81	111.25	23.11	0.52	2.81	59.77
FMSB	First Mutual Bncshrs Inc of WA*	5.97	5.97	0.98	16.64	6.79	0.85	14.42	0.09	991.64	1.14	14.72	230.64	13.76	230.64	16.99	0.36	1.36	20.00
FNFG	First Niagara Fin. Group of NY*	18.29	11.48	1.13	6.16	3.29	1.17	6.42	0.25	363.22	1.43	30.43	176.87	32.34	281.85	29.24	0.40	2.68	NM
FNFI	First Niles Fin., Inc. of OH	16.20	16.20	1.03	6.30	4.71	0.86	5.26	0.80	92.07	1.67	21.23	134.90	21.85	134.90	25.41	0.64	4.13	NM
FPTB	First PacTrust Bancorp of CA	11.47	11.47	0.75	6.33	4.04	0.74	6.27	NA	NA	0.71	24.77	154.71	17.74	154.71	25.00	0.52	1.94	48.15
FPFC	First Place Fin. Corp. of OH	9.47	6.66	0.80	8.27	5.86	0.80	8.34	0.62	117.01	0.92	17.06	136.51	12.93	194.22	16.93	0.56	2.60	44.44
FBNW	FirstBank NW Corp. of WA	9.03	6.58	0.84	8.88	7.60	0.75	7.90	0.35	258.06	1.27	13.16	114.06	10.29	156.52	14.78	0.68	2.47	32.54
FFIC	Flushing Fin. Corp. of NY*	7.53	7.36	1.10	14.53	6.33	1.13	14.89	0.07	414.39	0.38	15.80	216.69	16.32	221.75	15.41	0.40	2.11	33.33
FBTX	Franklin Bank Corp of TX*	7.39	5.49	0.79	9.68	6.05	0.71	8.70	0.24	83.13	0.22	16.54	148.67	10.98	200.00	18.42	0.00	0.00	0.00
GSLA	GS Financial Corp. of LA	14.90	14.90	-0.01	-0.04	-0.05	0.38	2.70	0.48	99.78	1.01	NM	83.30	12.41	83.30	30.25	0.40	2.17	NM
PEDE	Great Pee Dee Bancorp of SC	13.56	13.09	0.71	4.49	4.19	0.73	4.63	0.65	117.76	1.03	23.86	108.77	14.75	112.66	23.16	0.64	4.06	NM
GAFC	Greater Atlant. Fin Corp of VA	4.62	4.37	-0.25	-6.15	-6.98	-1.26	-31.23	0.40	100.39	0.71	NM	90.44	4.18	95.67	NM	0.00	0.00	NM
GCBC	Green Co Bcrp MHC of NY (44.0)*	10.74	10.74	1.06	9.77	3.98	1.06	9.77	0.06	685.08	0.78	25.12	240.37	25.82	240.37	25.12	0.44	2.40	60.27
HFFC	HF Financial Corp. of SD	6.31	5.73	0.72	11.58	8.81	0.66	10.65	0.32	123.53	0.51	11.35	128.75	8.13	141.78	12.34	0.44	2.23	25.29
HMNF	HMN Financial, Inc. of MN	8.78	8.37	1.04	11.95	7.29	0.99	11.37	1.27	81.95	1.23	13.72	158.60	13.93	166.40	14.42	0.88	2.83	38.77
HARB	Harbor Florida Bancshrs of FL	10.39	10.26	1.61	15.15	4.80	1.56	14.65	NA	NA	0.87	20.84	299.53	31.12	303.36	21.55	0.80	2.11	43.96
HARL	Harleysville Svgs Fin Cp of PA	6.14	6.14	0.68	11.09	6.97	0.67	10.83	NA	NA	0.55	14.34	153.14	9.41	153.14	14.69	0.60	3.32	47.62
HWFG	Harrington West Fncl Grp of CA	5.11	4.67	0.79	16.27	9.45	0.77	15.95	0.05	917.27	0.87	10.58	158.45	8.10	173.42	10.79	0.50	3.03	32.05
HBOS	Heritage Fn Gp MHC of GA(30.0)	17.42	17.42	0.81	4.66	2.49	0.81	4.66	0.21	414.85	1.23	NM	187.56	32.67	187.56	NM	0.00	0.00	0.00
HIFS	Hingham Inst. for Sav. of MA*	7.96	7.96	1.11	13.79	7.23	1.11	13.79	NA	NA	0.71	13.83	181.62	14.46	181.62	13.83	0.80	1.97	27.30
HCFC	Home City Fin. Corp. of OH	8.37	8.19	0.46	5.66	5.52	0.45	5.60	0.20	274.92	0.64	18.12	99.94	8.36	102.05	18.33	0.44	2.86	51.76
HOME	Home Fed Bncp MHC of ID (41.0)	15.27	15.27	0.71	4.59	2.50	0.80	5.18	0.16	275.69	0.66	39.97	181.67	27.74	181.67	35.40	0.20	1.61	64.52
HLFC	Home Loan Financial Corp of OH	14.21	14.21	0.95	6.71	4.66	0.88	6.18	1.92	12.83	0.30	21.44	143.07	20.33	143.07	23.25	0.79	4.09	NM
HFBC	HopFed Bancorp, Inc. of KY	8.36	7.44	0.68	8.15	6.90	0.68	8.15	0.12	490.40	0.94	14.50	118.18	9.88	132.77	14.50	0.48	3.04	44.04
HRZB	Horizon Financial Corp. of WA*	10.44	10.39	1.43	12.59	6.26	1.35	11.85	0.13	967.21	1.45	15.99	201.48	21.04	202.61	16.98	0.56	2.58	41.18
HCBK	Hudson City Bancorp, Inc of NJ*	21.04	21.04	1.19	11.44	3.57	1.16	11.17	0.08	129.17	0.21	28.05	128.60	27.06	128.60	28.73	0.28	2.38	66.67
ICBC	Independence Comm Bnk Cp of NY*	12.81	5.71	1.44	11.63	7.59	1.47	11.92	NA	NA	0.85	13.18	134.36	17.21	301.55	12.86	1.08	2.93	38.57
IFSB	Independence FSB of DC	9.54	9.54	-1.16	-12.30	-12.30	-1.69	-17.88	0.50	66.24	0.55	NM	108.24	10.33	108.24	NM	0.00	0.00	NM
JXSB	Jcksnville Bcp MHC of IL(47.2)	7.74	6.56	0.34	4.37	3.30	0.33	4.17	NA	NA	1.29	30.27	136.61	10.58	161.18	31.67	0.30	2.20	66.67
JFBI	Jefferson Bancshares Inc of TN	28.85	28.85	1.22	4.10	3.85	1.22	4.10	0.50	157.44	1.19	25.98	113.36	32.71	113.36	25.98	0.20	1.57	40.82
KFED	K-Fed Bancorp MHC of CA (39.7)	15.06	14.32	0.75	6.26	2.46	0.73	6.06	0.07	507.61	0.44	NM	199.37	30.03	209.67	NM	0.24	1.91	NM
KNBT	KNBT Bancorp, Inc. of PA	15.24	13.12	0.81	4.83	3.80	0.77	4.59	0.17	257.39	1.01	26.33	131.45	20.03	152.66	27.72	0.24	1.52	40.00
KFFB	KY Fst Fed Bp MHC of KY (45.0)	23.55	17.99	0.70	3.00	1.51	0.70	3.00	0.46	62.59	0.53	NM	147.90	34.83	193.64	NM	0.40	3.55	NM
KRNY	Kearny Fin Cp MHC of NJ (30.0)	24.49	20.41	0.70	3.44	1.58	0.70	3.44	NA	NA	1.03	NM	174.17	42.66	209.06	NM	0.16	1.33	NM
LSBX	LSB Corp of No. Andover MA*	10.35	10.35	0.94	8.32	6.00	1.23	10.89	0.01	NA	1.73	16.66	136.63	14.14	136.63	12.74	0.56	3.14	52.34
LSBI	LSB Fin. Corp. of Lafayette IN*	8.54	8.54	0.95	11.13	8.01	0.84	9.94	2.33	26.24	0.68	12.48	131.95	11.27	131.95	13.97	0.64	2.28	28.44
LARL	Laurel Capital Group Inc of PA	8.87	7.76	0.62	6.93	4.51	0.62	6.93	0.31	207.91	0.97	22.19	154.58	13.71	176.69	22.19	0.80	3.68	NM
LNCB	Lincoln Bancorp of IN	12.45	9.06	0.53	4.11	4.30	0.53	4.11	0.75	120.38	1.19	23.24	87.35	10.87	120.00	23.24	0.56	3.39	NM
MAFB	MAF Bancorp, Inc. of IL	9.45	6.30	1.04	10.61	7.04	0.97	9.89	0.31	116.81	0.51	14.21	149.63	14.14	224.48	15.23	0.92	2.07	29.39
MFBC	MFB Corp. of Mishawaka IN	7.13	6.20	0.31	4.16	4.40	0.33	4.46	0.78	153.83	1.54	22.75	92.09	6.57	105.87	21.22	0.50	1.98	45.05
MASB	MassBank Corp. of Reading MA*	11.62	11.50	0.75	6.66	4.79	0.72	6.38	0.04	365.31	0.54	20.89	139.67	16.23	141.09	21.81	1.04	3.00	62.65
MTXC	Matrix Bancorp, Inc. of CO	5.07	5.07	1.29	28.35	27.31	2.56	NM	1.78	34.47	0.84	3.66	90.97	4.61	90.97	1.84	0.00	0.00	0.00
MFLR	Mayflower Co-Op. Bank of MA*	8.00	7.96	0.79	9.81	6.11	0.69	8.57	NA	NA	1.21	16.38	160.29	12.82	161.02	18.75	0.40	2.81	45.98
MCBF	Monarch Community Bncrp of MI	14.03	10.05	-0.82	-5.48	-6.10	-0.88	-5.89	3.39	57.76	2.46	NM	90.83	12.75	126.86	NM	0.20	1.51	NM
MFSF	MutualFirst Fin. Inc. of IN	10.44	10.33	0.62	5.68	5.05	0.80	7.25	0.76	105.72	0.94	19.82	116.47	12.16	117.65	15.52	0.52	2.34	46.43
NASB	NASB Fin, Inc. of Grandview MO	9.58	9.37	1.83	18.51	7.14	1.12	11.39	1.29	39.26	0.60	14.00	251.81	24.13	257.38	22.74	0.90	2.15	30.10

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of July 22, 2005

	Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																			
NHTB	NH Thrift Bancshares of NH	7.32	5.29	0.79	10.99	7.78	0.84	11.68	NA	NA	0.89	12.86	137.67	10.07	190.48	12.10	0.50	3.47	44.64
NVSL	Naug Vlly Fin MHC of CT (45.0)	18.23	18.15	0.16	1.30	0.54	0.56	4.54	0.21	311.15	0.87	NM	164.95	30.08	165.68	NM	0.16	1.43	NM
NTBK	NetBank, Inc. of Alpharetta GA	8.46	6.77	-0.16	-2.20	-1.66	-1.73	-24.45	1.68	31.40	0.77	NM	110.80	9.37	138.51	NM	0.08	0.83	NM
NMIL	Newmil Bancorp, Inc. of CT*	6.71	5.71	1.16	16.22	7.18	1.15	16.00	NA	NA	1.01	13.92	226.02	15.17	265.74	14.12	0.80	2.69	37.38
FFFD	North Central Bancshares of IA	9.05	8.00	1.15	12.64	8.87	1.19	13.05	0.33	212.38	0.78	11.27	138.97	12.58	157.28	10.92	1.16	3.01	33.92
NWSB	Northwest Bcrp MHC of PA(39.9)*	8.95	6.51	0.89	10.14	4.83	0.88	10.05	0.64	75.60	0.71	20.69	198.21	17.75	272.66	20.89	0.48	2.17	44.86
OSHC	Ocean Shr Hldg MHC of NJ(45.7)	11.27	11.27	0.17	1.46	0.87	0.50	4.38	0.01	NA	0.44	NM	167.98	18.93	167.98	38.30	0.00	0.00	0.00
OCFC	OceanFirst Fin. Corp of NJ	6.84	6.77	1.01	14.14	6.18	0.56	7.87	0.12	449.32	0.63	16.19	230.13	15.75	232.54	29.10	0.80	3.27	52.98
ONFC	Oneida Fincl MHC of NY (43.9)*	12.25	9.10	0.84	6.95	3.79	0.95	7.84	NA	NA	0.88	26.38	182.09	22.30	245.06	23.40	0.42	3.39	NM
PBNC	PFS Bancorp Inc. of Aurora IN(8)	15.32	15.30	0.71	3.67	2.70	0.68	3.55	NA	NA	0.71	37.05	162.59	24.91	162.82	38.31	0.30	1.33	49.18
PSBH	PSB Hldgs Inc MHC of CT (46.3)*	15.61	15.61	0.35	3.66	1.54	0.56	5.95	0.18	238.55	0.89	NM	139.41	21.77	139.41	40.00	0.20	1.92	NM
PVFC	PVF Capital Corp. of Solon OH	8.07	8.07	0.70	8.46	5.51	0.56	6.81	1.55	35.29	0.67	18.16	150.00	12.10	150.00	22.55	0.30	2.15	38.96
PPBI	Pacific Premier Bncrp of CA	7.50	7.50	1.15	13.90	10.00	1.15	13.90	NA	NA	0.50	10.00	129.28	9.70	129.28	10.00	0.00	0.00	0.00
PBCI	Pamrapo Bancorp, Inc. of NJ	8.75	8.75	1.24	14.71	7.36	1.24	14.71	0.50	80.47	0.62	13.59	193.33	16.92	193.33	13.59	0.88	4.05	55.00
PFED	Park Bancorp of Chicago IL	11.77	11.77	0.81	7.11	6.38	1.04	9.09	1.88	27.96	0.84	15.66	110.47	13.01	110.47	12.25	0.72	2.42	37.89
PVSA	Parkvale Financial Corp of PA	5.86	4.16	0.62	10.00	6.42	0.60	9.63	0.47	172.30	1.25	15.58	150.18	8.80	211.58	16.17	0.80	2.70	42.11
PRTR	Partners Trust Fin. Grp. of NY*	14.69	7.53	0.61	4.17	3.26	0.75	5.13	0.24	481.27	2.11	30.67	108.83	15.99	212.43	24.92	0.28	2.34	71.79
PBHC	Pathfinder BC MHC of NY (35.5)*	6.79	5.36	0.40	5.68	3.57	0.25	3.52	0.85	71.90	1.01	28.02	164.05	11.14	207.86	NM	0.41	2.93	NM
PFSB	PennFed Fin. Services of NJ	6.22	6.22	0.75	11.92	5.44	0.75	11.92	0.08	375.79	0.43	18.39	213.91	13.31	213.91	18.39	0.28	1.42	26.17
PFDC	Peoples Bancorp of Auburn IN	13.19	12.63	0.91	6.93	6.58	0.95	7.24	0.56	70.29	0.54	15.19	104.61	13.79	109.19	14.53	0.72	3.56	54.14
PBCT	Peoples Bank MHC of CT (42.0)*	11.44	10.47	1.16	10.35	2.74	1.00	8.94	0.22	301.65	0.88	36.47	363.01	41.51	NM	NM	0.88	2.74	NM
PCBI	Peoples Community Bcrp. of OH	8.25	7.59	0.33	4.12	3.55	0.27	3.39	0.62	211.44	1.84	28.18	108.26	8.94	117.80	34.18	0.60	2.88	NM
PSFC	Peoples Sidney Fin. Corp of OH	12.97	12.97	0.74	5.72	4.92	0.74	5.72	1.16	51.37	0.67	20.31	115.42	14.97	115.42	20.31	0.60	4.22	NM
PFSL	Pocahontas Bancorp, Inc. of AR	6.95	4.95	0.31	4.26	3.67	0.17	2.39	0.68	69.07	0.94	27.23	119.14	8.28	167.35	NM	0.32	2.45	66.67
PROV	Provident Fin. Holdings of CA	7.54	7.53	1.24	16.11	8.80	0.41	5.27	0.04	NA	0.70	11.36	172.91	13.03	173.10	34.74	0.56	1.83	20.82
PBNY	Provident NY Bncrp, Inc. of NY	16.23	9.40	0.88	4.85	3.25	0.85	4.73	0.11	777.94	1.71	30.80	137.19	22.26	236.92	31.59	0.18	1.46	45.00
PBIP	Prudential Bncp MHC PA (45.0)*	20.26	20.26	0.74	4.81	2.16	0.80	5.19	0.12	99.82	0.34	NM	160.30	32.48	160.30	NM	0.16	1.38	64.00
PULB	Pulaski Fin Cp of St. Louis MO	6.34	6.28	1.11	16.77	4.60	0.75	11.25	0.88	92.62	0.91	21.72	334.15	21.19	337.31	32.38	0.32	1.80	39.02
RPFG	Ranier Pacific Fin Group of WA*	11.50	11.47	0.43	3.36	2.72	0.47	3.65	0.03	NA	1.71	36.70	136.26	15.67	136.58	33.82	0.24	1.39	51.06
RIVR	River Valley Bancorp of IN	7.45	7.44	0.82	10.10	6.79	0.73	8.97	NA	NA	0.98	14.72	147.82	11.02	148.03	16.57	0.78	3.71	54.55
RVSB	Riverview Bancorp, Inc. of WA	11.85	8.13	1.06	8.56	4.96	1.13	9.13	0.33	269.67	1.15	20.14	141.77	16.81	206.68	18.89	0.68	3.19	64.15
RCKB	Rockville Fin MHC of CT (45.0)*	14.66	14.56	0.34	2.34	1.12	0.34	2.34	0.71	103.44	0.92	NM	209.10	30.66	210.56	NM	0.00	0.00	0.00
ROME	Rome Bancorp, Inc. of Rome NY*	29.38	29.38	0.95	5.54	2.70	0.92	5.34	0.32	198.53	0.85	37.04	104.71	30.77	104.71	38.46	0.26	2.60	NM
SIFI	SI Fin Gp Inc MHC of CT (40.0)*	12.84	12.78	0.23	2.51	0.90	0.52	5.69	0.10	525.04	0.77	NM	190.33	24.43	191.22	NM	0.12	0.98	NM
SVBI	Severn Bancorp, Inc. of MD	8.44	8.40	1.95	22.82	8.42	1.88	22.09	0.21	390.21	0.88	11.87	246.89	20.85	248.20	12.26	0.24	1.29	15.29
SFFS	Sound Fed Bancorp, Inc. of NY	12.62	11.25	0.57	4.19	2.67	0.58	4.29	0.06	519.14	0.53	37.50	160.66	20.28	180.33	36.67	0.28	1.70	63.64
SSFC	South Street Fin. Corp. of NC	11.65	11.65	0.58	4.86	4.31	0.58	4.86	NA	NA	0.38	23.20	112.95	13.16	112.95	23.20	0.40	4.21	NM
SYNF	Synergy Financial Group of NJ	11.47	11.37	0.53	4.15	2.86	0.53	4.15	0.02	NA	0.78	34.91	147.23	16.89	148.48	34.91	0.20	1.64	57.14
THRD	TF Fin. Corp. of Newtown PA	9.50	8.76	1.03	10.89	7.67	1.02	10.84	0.22	155.64	0.49	13.05	137.86	13.10	149.45	13.11	0.72	2.53	33.03
TONE	TierOne Corp. of Lincoln NE	9.23	7.47	0.93	8.98	4.99	0.87	8.40	0.47	189.14	1.02	20.04	178.73	16.50	221.02	21.43	0.24	0.87	17.39
TSBK	Timberland Bancorp, Inc. of WA	13.40	11.97	1.18	7.89	6.59	1.20	8.00	0.64	117.68	1.05	15.16	120.87	16.20	135.35	14.97	0.64	2.78	42.11
TRST	TrustCo Bank Corp NY of NY	8.14	8.12	2.02	25.67	5.75	1.78	22.67	0.11	NA	3.60	17.38	NM	34.81	NM	19.68	0.60	4.48	NM
UCBC	Union Community Bancorp of IN	12.88	11.85	0.63	4.85	5.16	0.60	4.62	NA	NA	0.43	19.38	94.87	12.22	103.13	20.33	0.60	3.64	70.59
UCFC	United Community Fin. of OH	10.63	9.13	0.83	7.56	5.50	0.77	7.06	1.25	49.82	0.74	18.20	133.73	14.21	155.68	19.47	0.33	2.97	54.10
UBNK	United Fin Grp MHC of MA(46.6)	14.99	14.99	0.68	4.53	2.87	0.68	4.53	0.57	134.35	1.07	34.85	158.00	23.68	158.00	34.85	0.00	0.00	0.00
UTBI	United Tenn. Bankshares of TN	15.94	15.38	1.67	11.10	7.89	1.97	13.13	NA	NA	1.23	12.68	135.62	21.61	140.57	10.72	0.40	1.86	23.53
WSFS	WSFS Financial Corp. of DE*	7.29	7.23	1.09	13.89	6.80	1.05	13.46	0.23	393.11	1.48	14.70	203.77	14.85	205.47	15.17	0.28	0.49	7.25
WVFC	WVS Financial Corp. of PA	6.77	6.77	0.65	9.23	6.73	0.60	8.48	NA	NA	1.99	14.87	138.87	9.40	138.87	16.17	0.64	3.84	57.14
WFSL	Washington Federal, Inc. of WA	14.80	14.07	1.91	12.61	7.04	1.95	12.92	0.11	290.96	0.43	14.20	173.17	25.64	182.19	13.86	0.80	3.41	48.48
WAYN	Wayne Savings Bancshares of OH	9.97	9.40	-0.28	-2.76	-2.03	0.12	1.16	0.23	146.01	0.64	NM	137.78	13.73	146.08	NM	0.48	3.14	NM
WGBC	Willow Grove Bancorp Inc of PA	10.57	10.48	0.69	6.15	4.38	0.72	6.43	0.38	161.11	1.03	22.81	141.88	15.00	143.07	21.83	0.48	3.14	71.64

EXHIBIT 2

Core Earnings Analysis

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Core Earnings Analysis
Comparable Institution Analysis
For the Twelve Months Ended March 31, 2005

		Net Income to Common ($000)	Less: Net Gains(Loss) ($000)	Tax Effect @ 34% $000)	Less: Extd Items ($000)	Estimated Core Income to Common ($000)	Shares ($000)	Estimated Core EPS ($)
Comparable Group								
ALLB	Alliance Bank MHC of PA (20.0)(1)	1,817	-48	16	0	1,785	3,441	0.52
BCSB	BCSB Bankcorp MHC of MD (36.4)(1)	680	278	-95	0	863	5,901	0.15
CHFN	Charter Fincl MHC of GA (19.1)(1)	9,683	-4,475	1,522	0	6,730	19,604	0.34
CHEV	Cheviot Fin Cp MHC of OH(45.0)	2,493	-25	9	0	2,477	9,919	0.25
CSBK	Clifton Svg Bp MHC of NJ(45.0)(1)	5,280	113	-38	0	5,355	30,530	0.18
GCBC	Green Co Bcrp MHC of NY (44.0)(1)	3,028	0	0	0	3,028	4,129	0.73
KFED	K-Fed Bancorp MHC of CA (39.7)(1)	4,513	-173	59	0	4,399	14,702	0.30
ONFC	Oneida Fincl MHC of NY (43.9)(1)	3,545	740	-252	0	4,033	7,597	0.53
PBHC	Pathfinder BC MHC of NY (35.5)(1)	1,231	-709	241	0	763	2,453	0.31
WFD	Westfield Finl MHC of MA(43.7)(1)	6,227	-399	136	0	5,964	9,955	0.60

(1) Financial information is for the quarter ending March 31, 2005.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT 3

Pro Forma Analysis Sheet – Fully Converted Basis

Exhibit 3
PRO FORMA ANALYSIS SHEET
Wauwatosa Savings Bank
Prices as of July 22, 2005

Price Multiple		Symbol	Subject (1)	Peer Group Mean	Peer Group Median	Wisconsin Companies Mean	Wisconsin Companies Median	All Publicly-Traded Mean	All Publicly-Traded Median
Price-earnings ratio (x)		P/E	27.48 x	29.32x	31.32x	19.76x	19.76x	19.65x	17.33x
Price-core earnings ratio (x)		P/Core	23.68 x	31.05x	34.00x	21.51x	21.51x	20.60x	19.21x
Price-book ratio (%)	=	P/B	74.74%	94.80%	94.16%	173.18%	173.18%	157.21%	145.52%
Price-tangible book ratio (%)	=	P/TB	74.74%	98.03%	97.33%	187.85%	187.85%	172.27%	159.15%
Price-assets ratio (%)	=	P/A	16.39%	24.64%	24.48%	19.15%	19.15%	17.37%	14.75%

Valuation Parameters

Pre-Conversion Earnings (Y)	$9,202,000	ESOP Stock Purchases (E)	8.00% (5)
Pre-Conversion Earnings (CY)	$10,694,000	Cost of ESOP Borrowings (S)	0.00% (4)
Pre-Conversion Book Value (B)	$130,072,000	ESOP Amortization (T)	10.00 years
Pre-Conv. Tang. Book Val. (TB)	$130,072,000	RRP Amount (M)	4.00%
Pre-Conversion Assets (A)	$1,344,713,000	RRP Vesting (N)	5.00 years (5)
Reinvestment Rate (2)(R)	3.43%	Foundation (F)	5.50%
Est. Conversion Expenses (3)(X)	2.00%	Tax Benefit (Z)	4,852,252
Tax Rate (TAX)	36.50%	Percentage Sold (PCT)	100.00%
		Option (O1)	10.00% (6)
		Estimated Option Value (O2)	39.40% (6)
		Option vesting (O3)	5.00 (6)
		Option pct taxable (O4)	25.00% (6)

Calculation of Pro Forma Value After Conversion

1. $V = \frac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M-F)*R*(1-TAX) - (1-TAX)*E/T - (1-TAX)*M/N) - (1-(TAX*O4))*(O1*O2)/O3)}$ V= $255,000,000

2. $V = \frac{P/Core * (Y)}{1 - P/core * PCT * ((1-X-E-M-F)*R*(1-TAX) - (1-TAX)*E/T - (1-TAX)*M/N) - (1-(TAX*O4))*(O1*O2)/O3)}$ V= $255,000,000

3. $V = \frac{P/B * (B+Z)}{1 - P/B * PCT * (1-X-E-M-F)}$ V= $255,000,000

4. $V = \frac{P/TB * (TB+Z)}{1 - P/TB * PCT * (1-X-E-M-F)}$ V= $255,000,000

5. $V = \frac{P/A * (A+Z)}{1 - P/A * PCT * (1-X-E-M-F)}$ V= $255,000,000

Conclusion	Shares Issued To the Public	Price Per Share	Gross Offering Proceeds	Shares Issued To Foundation	Total Shares Issued	Aggregate Market Value of Shares Issued
Super Maximum	31,965,639	10.00	$ 319,656,390	1,758,111	33,723,750	$ 337,237,500
Maximum	27,796,208	10.00	277,962,080	1,528,792	29,325,000	293,250,000
Midpoint	24,170,616	10.00	241,706,160	1,329,384	25,500,000	255,000,000
Minimum	20,545,024	10.00	205,450,240	1,129,976	21,675,000	216,750,000

(1) Pricing ratios shown reflect the midpoint value.
(2) Net return reflects a reinvestment rate of 3.43 percent, and a tax rate of 36.50 percent.
(3) Offering expenses shown at estimated midpoint value.
(4) No cost is applicable since holding company will fund the ESOP loan.
(5) ESOP and MRP amortize over 10 years and 5 years, respectively; amortization expenses tax effected at 36.50 percent.
(6) 10 percent option plan with an estimated Black-Scholes valuation of 39.40 percent of the exercise price, including a 5 year vesting with 25 percent of the options (granted to directors) tax effected at 36.50 percent.

EXHIBIT 4

Pro Forma Effect of Conversion Proceeds – Fully Converted Basis

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Wauwatosa Savings Bank
At the Minimum

1. Pro Forma Market Capitalization	$216,750,000
Less: Foundation Shares	11,299,760
2. Offering Proceeds	$205,450,240
Less: Estimated Offering Expenses	4,109,005
Net Conversion Proceeds	$201,341,235

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$201,341,235
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	26,010,000
Net Proceeds Reinvested	$175,331,235
Estimated net incremental rate of return	2.18%
Reinvestment Income	$3,818,802
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	1,101,090
Less: Amortization of Options (4)	1,552,136
Less: Recognition Plan Vesting (5)	1,101,090
Net Earnings Impact	$64,486

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2005 (reported)	$9,202,000	$64,486	$9,266,486
12 Months ended March 31, 2005 (core)	$10,694,000	$64,486	$10,758,486

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2005	$130,072,000	$175,331,235	$4,124,414	$309,527,649
March 31, 2005 (Tangible)	$130,072,000	$175,331,235	$4,124,414	$309,527,649

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2005	$1,344,713,000	$175,331,235	$4,124,414	$1,524,168,649

(1) Includes ESOP and RRP stock purchases equal to 8.0 and 4.0 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 10 Years, amortization expense is tax-effected at a 36.50 percent rate.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assumes 25 percent is taxable.
(5) RRP is amortized over 5 years, and amortization expense is tax effected at 36.50 percent.

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Wauwatosa Savings Bank
At the Midpoint

1. Pro Forma Market Capitalization	$255,000,000
Less: Foundation Shares	13,293,840
2. Offering Proceeds	$241,706,160
Less: Estimated Offering Expenses	4,834,123
Net Conversion Proceeds	$236,872,037

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$236,872,037
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	30,600,000
Net Proceeds Reinvested	$206,272,037
Estimated net incremental rate of return	2.18%
Reinvestment Income	$4,492,708
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	1,295,400
Less: Amortization of Options (4)	1,826,042
Less: Recognition Plan Vesting (5)	1,295,400
Net Earnings Impact	$75,866

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2005 (reported)	$9,202,000	$75,866	$9,277,866
12 Months ended March 31, 2005 (core)	$10,694,000	$75,866	$10,769,866

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2005	$130,072,000	$206,272,037	$4,852,251	$341,196,288
March 31, 2005 (Tangible)	$130,072,000	$206,272,037	$4,852,251	$341,196,288

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2005	$1,344,713,000	$206,272,037	$4,852,251	$1,555,837,288

(1) Includes ESOP and RRP stock purchases equal to 8.0 and 4.0 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 10 Years, amortization expense is tax-effected at a 36.50 percent rate.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assumes 25 percent is taxable.
(5) RRP is amortized over 5 years, and amortization expense is tax effected at 36.50 percent.

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Wauwatosa Savings Bank
At the Maximum Value

1. Pro Forma Market Capitalization	$293,250,000
Less: Foundation Shares	15,287,920
2. Offering Proceeds	$277,962,080
Less: Estimated Offering Expenses	5,559,242
Net Conversion Proceeds	$272,402,839

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$272,402,839
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	35,190,000
Net Proceeds Reinvested	$237,212,839
Estimated net incremental rate of return	2.18%
Reinvestment Income	$5,166,614
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	1,489,710
Less: Amortization of Options (4)	2,099,949
Less: Recognition Plan Vesting (5)	1,489,710
Net Earnings Impact	$87,246

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2005 (reported)	$9,202,000	$87,246	$9,289,246
12 Months ended March 31, 2005 (core)	$10,694,000	$87,246	$10,781,246

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2005	$130,072,000	$237,212,839	$5,580,089	$372,864,927
March 31, 2005 (Tangible)	$130,072,000	$237,212,839	$5,580,089	$372,864,927

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2005	$1,344,713,000	$237,212,839	$5,580,089	$1,587,505,927

(1) Includes ESOP and RRP stock purchases equal to 8.0 and 4.0 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 10 Years, amortization expense is tax-effected at a 36.50 percent rate.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assumes 25 percent is taxable.
(5) RRP is amortized over 5 years, and amortization expense is tax effected at 36.50 percent.

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Wauwatosa Savings Bank
At the Super Maximum Value

1. Pro Forma Market Capitalization	$337,237,500
Less: Foundation Shares	17,581,110
2. Offering Proceeds	$319,656,390
Less: Estimated Offering Expenses	6,393,128
Net Conversion Proceeds	$313,263,262

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$313,263,262
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	40,468,500
Net Proceeds Reinvested	$272,794,762
Estimated net incremental rate of return	2.18%
Reinvestment Income	$5,941,606
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	1,713,167
Less: Amortization of Options (4)	2,414,941
Less: Recognition Plan Vesting (5)	1,713,167
Net Earnings Impact	$100,332

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2005 (reported)	$9,202,000	$100,332	$9,302,332
12 Months ended March 31, 2005 (core)	$10,694,000	$100,332	$10,794,332

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2005	$130,072,000	$272,794,762	$6,417,102	$409,283,864
March 31, 2005 (Tangible)	$130,072,000	$272,794,762	$6,417,102	$409,283,864

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2005	$1,344,713,000	$272,794,762	$6,417,102	$1,623,924,864

(1) Includes ESOP and RRP stock purchases equal to 8.0 and 4.0 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 10 Years, amortization expense is tax-effected at a 36.50 percent rate.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assumes 25 percent is taxable.
(5) RRP is amortized over 5 years, and amortization expense is tax effected at 36.50 percent.

EXHIBIT 5

Pro Forma Analysis Sheet – Minority Stock Offering

EXHIBIT 5
PRO FORMA ANALYSIS SHEET
Wauwatosa Savings Bank
Prices as of July 22, 2005

Price Multiple		Symbol	Subject (1)	Peer Group Mean	Peer Group Median	Wisconsin Companies Mean	Wisconsin Companies Median	All Publicly-Traded Mean	All Publicly-Traded Median
Price-earnings ratio (x)		P/E	27.69 x	26.51x	26.38x	19.76x	19.76x	19.65x	17.33x
Price-core earnings ratio (x)		P/Core	23.83 x	24.26x	24.26x	21.51x	21.51x	20.60x	19.21x
Price-book ratio (%)	=	P/B	130.04%	198.79%	199.11%	173.18%	173.18%	157.21%	145.52%
Price-tangible book ratio (%	=	P/TB	130.04%	212.43%	212.10%	187.85%	187.85%	172.27%	159.15%
Price-assets ratio (%)	=	P/A	18.08%	29.44%	27.93%	19.15%	19.15%	17.37%	14.75%

Valuation Parameters

Pre-Conversion Earnings (Y)	$9,200,000	ESOP Stock Purchases (E)	8.00% (5)
Pre-Conversion Earnings (CY)	$10,692,000	Cost of ESOP Borrowings (S)	0.00% (4)
Pre-Conversion Book Value (B)	$129,972,000	ESOP Amortization (T)	10.00 years
Pre-Conv. Tang. Book Value (TI	$129,972,000	MRP Amount (M)	4.00%
Pre-Conversion Assets (A)	$1,344,613,000	MRP Vesting (N)	5.00 years (5)
Reinvestment Rate (2)(R)	3.43%	Foundation (F)	5.50%
Est. Conversion Expenses (3)(X	2.85%	Tax Benefit (Z)	1,535,738
Tax Rate (TAX)	36.50%	Percentage Sold (PCT)	31.65%
		Option (O1)	10.00% (6)
		Estimated Option Value (O2)	39.40% (6)
		Option vesting (O3)	5.00 (6)
		Option pct taxable (O4)	25.00% (6)

Calculation of Pro Forma Value After Conversion

1. $V = \frac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M-F)*R*(1-TAX) - (1-TAX)*E/T - (1-TAX)*M/N) - (1-(TAX*O4))*(O1*O2)/O3)}$ V= $255,000,000

2. $V = \frac{P/Core * (Y)}{1 - P/core * PCT * ((1-X-E-M-F)*R*(1-TAX) - (1-TAX)*E/T - (1-TAX)*M/N) - (1-(TAX*O4))*(O1*O2)/O3)}$ V= $255,000,000

3. $V = \frac{P/B * (B+Z)}{1 - P/B * PCT * (1-X-E-M-F)}$ V= $255,000,000

4. $V = \frac{P/TB * (TB+Z)}{1 - P/TB * PCT * (1-X-E-M-F)}$ V= $255,000,000

5. $V = \frac{P/A * (A+Z)}{1 - P/A * PCT * (1-X-E-M-F)}$ V= $255,000,000

Conclusion	Shares Owned by The MHC	Shares Issued To the Public	Price Per Share	Gross Offering Proceeds	Shares Issued to Foundation	Total Shares Issued Publicly	Aggregate Market Value of Shares Issued Publicly	Full Value Total Shares
Super Maximum	23,050,183	10,117,125	10.00	$ 101,171,250	556,442	10,673,567	$ 106,735,670	33,723,750
Maximum	20,043,638	8,797,500	10.00	$ 87,975,000	483,862	9,281,362	92,813,620	29,325,000
Midpoint	17,429,250	7,650,000	10.00	$ 76,500,000	420,750	8,070,750	80,707,500	25,500,000
Minimum	14,814,863	6,502,500	10.00	$ 65,025,000	357,637	6,860,137	68,601,370	21,675,000

(1) Pricing ratios shown reflect the midpoint value.
(2) Net return reflects a reinvestment rate of 3.43 percent, and a tax rate of 36.50 percent.
(3) Offering expenses shown at estimated midpoint value.
(4) No cost is applicable since holding company will fund the ESOP loan.
(5) ESOP and MRP amortize over 10 years and 5 years, respectively; amortization expenses tax effected at 36.50 percent.
(6) 10 percent option plan with an estimated Black-Scholes valuation of 39.40 percent of the exercise price, including a 5 year vesting with 25 percent of the options (granted to directors) tax effected at 36.50 percent.

EXHIBIT 6

Pro Forma Effect of Stock Proceeds – Minority Stock Offering

Exhibit 6
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Wauwatosa Savings Bank
At the Minimum

1.	Pro Forma Market Capitalization	$68,601,370
	Less: Foundation Shares	3,576,370
2.	Offering Proceeds	$65,025,000
	Less: Estimated Offering Expenses	2,078,849
	Net Conversion Proceeds	$62,946,151
3.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$62,946,151
	Less: Cash Contribution to Foundation	0
	Less: Non-Cash Stock Purchases (1)	8,232,164
	Net Proceeds Reinvested	$54,713,987
	Estimated net incremental rate of return	2.18%
	Reinvestment Income	$1,191,698
	Less: Estimated cost of ESOP borrowings (2)	0
	Less: Amortization of ESOP borrowings (3)	348,495
	Less: Amortization of Options (4)	491,251
	Less: Recognition Plan Vesting (5)	348,495
	Net Earnings Impact	$3,457

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2005 (reported)	$9,200,000	$3,457	$9,203,457
12 Months ended March 31, 2005 (core)	$10,692,000	$3,457	$10,695,457

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2005	$129,972,000	$54,713,987	$1,305,377	$185,991,363
March 31, 2005 (Tangible)	$129,972,000	$54,713,987	$1,305,377	$185,991,363

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2005	$1,344,613,000	$54,713,987	$1,305,377	$1,400,632,363

(1) Includes ESOP and MRP stock purchases equal to 8.0 and 4.0 percent of the public shares, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 10 years, amortization expense is tax-effected at a 36.50 percent rate.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25 percent taxable.
(5) MRP is amortized over 5 years, and amortization expense is tax effected at 36.50 percent.

Exhibit 6
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Wauwatosa Savings Bank
At the Midpoint

1.	Pro Forma Market Capitalization	$80,707,500
	Less: Foundation Shares	4,207,500
2.	Offering Proceeds	$76,500,000
	Less: Estimated Offering Expenses	2,183,914
	Net Conversion Proceeds	$74,316,086

3.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$74,316,086
	Less: Cash Contribution to Foundation	0
	Less: Non-Cash Stock Purchases (1)	9,684,900
	Net Proceeds Reinvested	$64,631,186
	Estimated net incremental rate of return	2.18%
	Reinvestment Income	$1,407,700
	Less: Estimated cost of ESOP borrowings (2)	0
	Less: Amortization of ESOP borrowings (3)	409,994
	Less: Amortization of Options (4)	577,942
	Less: Recognition Plan Vesting (5)	409,994
	Net Earnings Impact	$9,769

4.	Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
	12 Months ended March 31, 2005 (reported)	$9,200,000	$9,769	$9,209,769
	12 Months ended March 31, 2005 (core)	$10,692,000	$9,769	$10,701,769

5.	Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
	March 31, 2005	$129,972,000	$64,631,186	$1,535,738	$196,138,924
	March 31, 2005 (Tangible)	$129,972,000	$64,631,186	$1,535,738	$196,138,924

6.	Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
	March 31, 2005	$1,344,613,000	$64,631,186	$1,535,738	$1,410,779,924

(1) Includes ESOP and MRP stock purchases equal to 8.0 and 4.0 percent of the public shares, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 10 years, amortization expense is tax-effected at a 36.50 percent rate.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25 percent taxable.
(5) MRP is amortized over 5 years, and amortization expense is tax effected at 36.50 percent.

Exhibit 6
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Wauwatosa Savings Bank
At the Maximum

1.	Pro Forma Market Capitalization	$92,813,620
	Less: Foundation Shares	4,838,620
2.	Offering Proceeds	$87,975,000
	Less: Estimated Offering Expenses	2,288,979
	Net Conversion Proceeds	$85,686,021

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$85,686,021
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	11,137,634
Net Proceeds Reinvested	$74,548,387
Estimated net incremental rate of return	2.18%
Reinvestment Income	$1,623,701
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	471,493
Less: Amortization of Options (4)	664,634
Less: Recognition Plan Vesting (5)	471,493
Net Earnings Impact	$16,081

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2005 (reported)	$9,200,000	$16,081	$9,216,081
12 Months ended March 31, 2005 (core)	$10,692,000	$16,081	$10,708,081

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2005	$129,972,000	$74,548,387	$1,766,098	$206,286,485
March 31, 2005 (Tangible)	$129,972,000	$74,548,387	$1,766,098	$206,286,485

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2005	$1,344,613,000	$74,548,387	$1,766,098	$1,420,927,485

(1) Includes ESOP and MRP stock purchases equal to 8.0 and 4.0 percent of the public shares, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 10 years, amortization expense is tax-effected at a 36.50 percent rate.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25 percent taxable.
(5) MRP is amortized over 5 years, and amortization expense is tax effected at 36.50 percent.

Exhibit 6
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Wauwatosa Savings Bank
At the Super Maximum Value

1.	Pro Forma Market Capitalization	$106,735,670
	Less: Foundation Shares	5,564,420
2.	Offering Proceeds	$101,171,250
	Less: Estimated Offering Expenses	2,409,804
	Net Conversion Proceeds	$98,761,446

3.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$98,761,446
	Less: Cash Contribution to Foundation	0
	Less: Non-Cash Stock Purchases (1)	12,808,280
	Net Proceeds Reinvested	$85,953,166
	Estimated net incremental rate of return	2.18%
	Reinvestment Income	$1,872,103
	Less: Estimated cost of ESOP borrowings (2)	0
	Less: Amortization of ESOP borrowings (3)	542,217
	Less: Amortization of Options (4)	764,329
	Less: Recognition Plan Vesting (5)	542,217
	Net Earnings Impact	$23,340

4.	Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
	12 Months ended March 31, 2005 (reported)	$9,200,000	$23,340	$9,223,340
	12 Months ended March 31, 2005 (core)	$10,692,000	$23,340	$10,715,340

5.	Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
	March 31, 2005	$129,972,000	$85,953,166	$2,031,013	$217,956,178
	March 31, 2005 (Tangible)	$129,972,000	$85,953,166	$2,031,013	$217,956,178

6.	Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
	March 31, 2005	$1,344,613,000	$85,953,166	$2,031,013	$1,432,597,178

(1) Includes ESOP and MRP stock purchases equal to 8.0 and 4.0 percent of the public shares, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 10 years, amortization expense is tax-effected at a 36.50 percent rate.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25 percent taxable.
(5) MRP is amortized over 5 years, and amortization expense is tax effected at 36.50 percent.

EXHIBIT 7

Firm Qualifications Statement

RP® FINANCIAL, LC.

Financial Services Industry Consultants

FIRM QUALIFICATION STATEMENT

RP® Financial provides financial and management consulting and valuation services to the financial services industry nationwide. RP® Financial establishes long-term client relationships through its wide array of services, emphasis on quality and timeliness, hands-on involvement by our principals and senior consulting staff, careful structuring of strategic plans and transactions and providing sophisticated valuation analyses consistent with accepted valuation practices. RP® Financial's staff draws from backgrounds in consulting, regulatory agencies and investment banking. Our clients include commercial banks, thrifts, credit unions, mortgage companies and a variety of financial service companies.

STRATEGIC AND CAPITAL PLANNING

RP® Financial's strategic and capital planning services are designed to provide effective workable plans with quantifiable results. In this regard, RP® Financial analyzes strategic options to enhance shareholder value, achieve regulatory approval or other established objectives. Our planning services involve conducting situation analyses; establishing mission statements, strategic goals and objectives; and identifying strategies for enhancement of franchise and/or market value, capital management and planning, earnings improvement, operational matters and charter and organizational issues. Strategy development typically includes the following areas: capital formation and management, asset/liability targets, profitability, return on equity and market value of stock. Our proprietary financial simulation model provides the basis for evaluating the financial impact of alternative strategies and assessing the feasibility/compatibility of such strategies with regulations and/or other guidelines.

MERGER AND ACQUISITION SERVICES

RP® Financial's merger and acquisition (M&A) services include targeting potential buyers and sellers, assessing acquisition merit, conducting detailed due diligence, negotiating and structuring merger transactions, preparing merger business plans and financial simulations, rendering fairness opinions, preparing mark-to-market analyses and assisting in implementing post-acquisition strategies. Through our financial simulations, comprehensive in-house data bases, valuation expertise and regulatory knowledge, RP® Financial's M&A consulting focuses on structuring transactions to enhance shareholder returns.

VALUATION SERVICES

RP® Financial's extensive valuation practice includes valuations for a variety of purposes including mergers and acquisitions, thrift mutual-to-stock conversions, insurance company demutualizations, ESOPs, subsidiary companies, mark-to-market transactions and various other corporation valuation requirements. Our principals and staff are highly experienced in performing valuation appraisals which conform with regulatory guidelines and appraisal industry standards. RP® Financial is the nation's leading valuation firm for mutual-to-stock conversions of thrift institutions.

OTHER CONSULTING SERVICES AND DATA BASES

RP® Financial offers other services including branching and diversification strategies, feasibility studies and special research studies. RP® Financial assists banks and thrifts prepare CRA plans and applications for Community Development Entity ("CDE") certification and New Markets Tax Credit ("NMTC") allocation. RP® Financial's consulting services are aided by its in-house data bases resource and proprietary valuation and financial simulation models.

RP® Financial's Key Personnel (Years of Relevant Experience)

- Ronald S. Riggins, Managing Director (24)
- William E. Pommerening, Managing Director (20)
- Gregory E. Dunn, Senior Vice President (22)
- James P. Hennessey, Senior Vice President (19)
- James J. Oren, Senior Vice President (17)

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com